UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q3 2015 Results

Item 1

Where needs take us

Consolidated Financial Statements (Unaudited)

As at September 30, 2015
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

	September 30, 2015	September 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	212	177	131
Short-term investments and deposits	81	102	116
Trade receivables	883	1,168	1,039
Derivatives and other receivables	207	157	155
Current tax assets	69	196	139
Inventories	1,184	1,277	1,335
Assets held for sale	48	251	225
Total current assets	2,684	3,328	3,140

Non-current assets
Investments in equity-accounted investees	164	194	185
Long-term derivative deposits and receivables	11	20	12
Surplus in defined benefit plan	71	67	66
Non-current inventories	58	56	57
Deferred tax assets	162	94	158
Property, plant and equipment	4,013	3,930	3,927
Intangible assets	1,031	733	803
Total non-current assets	5,510	5,094	5,208

Total assets	8,194	8,422	8,348

Current liabilities
Short-term credit and current portion of long-term debt	501	815	603
Trade payables	544	563	585
Provisions	42	31	35
Derivatives and other payables	474	655	695
Current tax liabilities	83	39	36
Liabilities held for sale	16	59	51
Total current liabilities	1,660	2,162	2,005

Non-current liabilities
Long-term debt	1,395	1,812	1,239
Debentures	1,065	275	1,064
Long-term derivative instruments	21	5	19
Deferred tax liabilities	339	252	260
Employee benefits	584	698	659
Provisions	99	100	102
Total non-current liabilities	3,503	3,142	3,343

Total liabilities	5,163	5,304	5,348

Equity
Share capital	544	543	543
Share premium	149	134	134
Capital reserves	(293)	(63)	(135)
Retained earnings	2,865	2,737	2,692
Treasury shares	(260)	(260)	(260)
Total shareholders’ equity	3,005	3,091	2,974
Non-controlling interests	26	27	26
Total equity	3,031	3,118	3,000
Total liabilities and equity	8,194	8,422	8,348

 Israel Chemicals Limited Quarterly Report 1

Condensed Consolidated Statements of Income (Unaudited)
(in millions except per share data)

	For the three-month period ended		For the nine-month period ended		For the year ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,379	1,560	3,978	4,708	6,111
Cost of sales	891	982	2,708	3,025	3,915

Gross profit	488	578	1,270	1,683	2,196

Selling, transport and marketing expenses	166	216	472	645	839
General and administrative expenses	83	78	237	226	306
Research and development expenses, net	21	23	57	67	87
Other expenses	31	2	131	173	259
Other income	(10)	(3)	(246)	(11)	(53)

Operating income	197	262	619	583	758

Finance expenses	72	79	124	172	279
Finance income	(23)	(59)	(45)	(81)	(122)

Finance expenses, net	49	20	79	91	157

Share in earnings of equity-accounted investees	8	7	13	19	31

Income before income taxes	156	249	553	511	632

Provision for income taxes	34	68	139	130	166

Net income	122	181	414	381	466

Attributable to the non-controlling interests	1	2	1	3	2

Net income attributable to the shareholders of the Company	121	179	413	378	464

Earnings per share attributable to	US $	US $	US $	US $	US $
the shareholders of the company:

Basic earnings per share	0.10	0.14	0.33	0.30	0.37

Diluted earnings per share	0.10	0.14	0.33	0.30	0.37

Weighted-average number of
ordinary shares outstanding:

Basic (in Thousands)	1,272,662	1,270,502	1,271,243	1,270,455	1,270,426

Diluted (in Thousands)	1,273,184	1,270,502	1,271,747	1,270,455	1,270,458

 Israel Chemicals Limited Quarterly Report 2

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the nine-month period ended		For the year ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	122	181	414	381	466

Components of other comprehensive income that may be reclassified subsequently to net income
Currency translation effects	(37)	(144)	(168)	(145)	(221)
Losses on derivatives designated as a cash flow hedge	(1)	(2)	(2)	(11)	(11)
Total	(38)	(146)	(170)	(156)	(232)

Items that will not be reclassified to net income
Actuarial gains (losses) from defined benefit plan	(9)	(38)	32	(97)	(103)
Income tax relating to items that will not be reclassified to net income	- *	9	(9)	23	24
Total	(9)	(29)	23	(74)	(79)

Total comprehensive income	75	6	267	151	155

Attributable to the non-controlling interests	(1)	1	-	2	2

Comprehensive income attributable to the shareholders of the Company	76	5	267	149	153

* Less than $1 million.

 Israel Chemicals Limited Quarterly Report 3

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the nine-month period ended		For the year ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	122	181	414	381	466
Adjustments for:
Depreciation and amortization	90	87	301	264	427
Interest expenses, net	19	15	49	69	74
Share in earnings of equity-accounted investees	(8)	(7)	(13)	(19)	(31)
Gain on sale of property, plant and equipment, net	(1)	-	(1)	(6)	(6)
Share-based compensation	6	4	12	9	12
Revaluation of assets and liabilities denominated in foreign currencies	-	(53)	(16)	(50)	(36)
Gain on achievement of control of an associated company	-	-	(7)	-	(36)
Gain from divestiture of subsidiaries	-	-	(223)	-	-
Income tax expenses	34	68	139	130	166
	262	295	655	778	1,036

Change in inventories	(5)	(9)	115	56	(33)
Change in trade and other receivables	11	70	105	(174)	(25)
Change in trade and other payables	9	40	(123)	1	55
Change in provisions and employee benefits	(94)	(27)	(187)	91	66
	183	369	565	752	1,099

Income taxes (paid) received	(46)	(57)	4	(134)	(159)
Interest received	-	1	1	2	2
Interest paid	(13)	(18)	(55)	(37)	(49)
Net cash provided by operating activities	124	295	515	583	893

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	1	1	3	9	9
Proceeds from (investment in) deposits and investments, net	(2)	(20)	37	(4)	(21)
Business acquisitions, net of cash acquired	-	(16)	(188)	(88)	(143)
Dividends from equity-accounted investees	4	1	16	13	17
Purchases of property, plant and equipment, net	(136)	(178)	(393)	(590)	(752)
Purchases of intangible assets	(28)	(29)	(76)	(65)	(83)
Proceeds from divestiture of subsidiaries, net*	-	-	372	-	-
Investments in and loans to equity-accounted investees	-	-	-	(23)	(23)
Net cash used in investing activities	(161)	(241)	(229)	(748)	(996)

Cash flows from financing activities
Dividend paid to the Company's shareholders	(53)	(47)	(263)	(720)	(845)
Dividend paid to non-controlling interests	-	-	-	-	(1)
Receipt of long-term debt	140	153	802	1,001	2,055
Repayment of long-term debt	(2)	(100)	(685)	(284)	(999)
Short-term credit from banks and others, net	(57)	(38)	(49)	180	(140)
Net cash provided by (used in) financing activities	28	(32)	(195)	177	70

Net change in cash and cash equivalents	(9)	22	91	12	(33)
Cash and cash equivalents as at beginning of the period	231	178	138	188	188
Net effect of currency translation on cash and cash equivalents	(10)	(11)	(17)	(11)	(16)
Cash and cash equivalents included as part of assets held for sale	-	(12)	-	(12)	(8)
Cash and cash equivalents as at end of the period	212	177	212	177	131

 Israel Chemicals Limited Quarterly Report 4

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont'd)

*Appendix A'- sale of previously consolidated subsidiaries

For the nine-month period ended
September 30, 2015
$ millions
Cash	7
Inventories	61
Receivables	28
Property, plant and equipment, net	37
Intangible assets, net	76
Payables	(30)
Employee benefits	(20)
Deferred taxes, net	(3)
Capital gain	223
Cash received	379
Less cash	(7)
Net cash	372

 Israel Chemicals Limited Quarterly Report 5

Condensed Consolidated Statements of Changes in Equity (Unaudited)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the three-month period ended September 30, 2015

Balance as at July 1, 2015	544	149	(332)	71	(260)	2,805	2,977	27	3,004

Share-based compensation	- *	-	-	5	-	-	5	-	5
Dividends paid	-	-	-	-	-	(53)	(53)	-	(53)
Comprehensive income	-	-	(36)	(1)	-	113	76	(1)	75

Balance as at September 30, 2015	544	149	(368)	75	(260)	2,865	3,005	26	3,031

 * Less than $1 million.

 Israel Chemicals Limited Quarterly Report 6

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the three-month period ended September 30, 2014

Balance as at July 1, 2014	543	134	19	61	(260)	2,633	3,130	26	3,156

Share-based compensation	- *	-	-	3	-	-	3	-	3
Dividends paid	-	-	-	-	-	(47)	(47)	-	(47)
Comprehensive income	-	-	(144)	(2)	-	151	5	1	6

Balance as at September 30, 2014	543	134	(125)	62	(260)	2,737	3,091	27	3,118

* Less than $1 million.

 Israel Chemicals Limited Quarterly Report 7

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the nine-month period ended September 30, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	- *	-	-	11	-	-	11	-	11
Dividends paid	-	-	-	-	-	(263)	(263)	-	(263)
Comprehensive income	-	-	(167)	(2)	-	436	267	-	267

Balance as at September 30, 2015	544	149	(368)	75	(260)	2,865	3,005	26	3,031

* Less than $1 million.

 Israel Chemicals Limited Quarterly Report 8

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the nine-month period ended September 30, 2014

Balance as at January 1, 2014	543	134	19	65	(260)	3,153	3,654	25	3,679

Share-based compensation	- *	-	-	8	-	-	8	-	8
Dividends paid	-	-	-	-	-	(720)	(720)	-	(720)
Comprehensive income	-	-	(144)	(11)	-	304	149	2	151

Balance as at September 30, 2014	543	134	(125)	62	(260)	2,737	3,091	27	3,118

* Less than $1 million.

 Israel Chemicals Limited Quarterly Report 9

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

								Non-
	Attributable to the shareholders of the Company							controlling	Total
								interests	equity
			Cumulative		Treasury		Total
	Share	Share	translation	Capital	shares,	Retained	shareholders’
	capital	premium	adjustments	reserves	at cost	earnings	equity
	$ millions
For the year ended December 31, 2014

Balance as at January 1, 2014	543	134	19	65	(260)	3,153	3,654	25	3,679

Share-based compensation	-	-	-	12	-	-	12	-	12
Dividends paid	-	-	-	-	-	(845)	(845)	(1)	(846)
Comprehensive income	-	-	(220)	(11)	-	384	153	2	155

Balance as at December 31, 2014	543	134	(201)	66	(260)	2,692	2,974	26	3,000

 Israel Chemicals Limited Quarterly Report 10

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – “the Company” or “ICL”), is a Company domiciled and incorporated in Israel, the shares of which are traded on the Tel-Aviv Stock Exchange in Israel and on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries, associated companies and joint ventures (hereinafter – the “Company” and/or “ICL”) are a leading global specialty minerals group that operates a unique, integrated business model. The Company’s main shareholder is Israel Corporation Ltd.

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs in three primary markets: agriculture, food and engineered materials, by utilizing a unique, integrated business model.

The agricultural products produced by ICL help to feed the world’s growing population. The potash and phosphates that it mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. ICL’s bromine and phosphorous-based applications allow the safe and widespread use of a variety of products and materials, help to create energy that is more efficient and environmentally friendly and prevent the spread of forest fires. The food additives that ICL produces enable greater access to more varied and higher quality food.

Note 2 – Significant Accounting Policies

A.	Basis of Presentation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These consolidated financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2014 (hereinafter – “the Annual Financial Statements”), as filed with the Securities and Exchange Commission ("SEC"). The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in management's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Commencing from second quarter of 2015, the Company's financial statements are presented in USD millions rather than USD thousands. The comparative financial information was adjusted accordingly.

These condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on November 11, 2015.

 Israel Chemicals Limited Quarterly Report 11

Note 2 – Significant Accounting Policies (Cont'd)

B. New Standards, Amendments and Interpretations not yet Adopted

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those presently existing. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company is examining the effects of IFRS 15 on the financial statements with no plans for early adoption.

IFRS 9 (2014), Financial Instruments

The Standard includes revised guidance regarding the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. The Standard is to be applied retrospectively with some exemptions.

The Company is examining the effects of IFRS 9 on the financial statements with no plans for early adoption.

Note 3 - Acquisitions and Divestitures of Activities

Divestiture of non-core activities:

Further to Note 11A to the Company's Annual Financial Statements, in January 2015, the alumina, paper and water industry (APW) transaction was closed and in February 2015, the thermoplastic products for the footwear industry (Renoflex) and the hygiene products for the food industry (Anti-Germ) deals were closed. As a result of completion of the sale of these activities, in the first quarter of 2015 the Company recognized a capital gain of $209 million, which was included under "other income" in the statement of income ($158 million net of tax).

During the second quarter of 2015, the Company completed the sale of the pharmaceutical and gypsum businesses (PCG). As a result, in the second quarter of 2015 the Company recognized a gain of $14 million, which was included under "other income" in the statement of income ($11 million net of tax).

 Israel Chemicals Limited Quarterly Report 12

Note 3 - Acquisitions and Divestitures of Activities (Cont'd)

Acquisition of Prolactal:

In March 2015, the Company completed the acquisition of Prolactal, a leading European producer of dairy proteins for the food and beverage industry. Prolactal, a privately-held company with sales of approximately €100 million in 2014, produces a range of functional dairy proteins used by the beverage, dairy and meat industries to stabilize and improve the nutritional value of beverages and foods. The combination of ICL’s backward integrated specialty phosphate capabilities, Prolactal’s protein capabilities and both companies’ advanced know-how will enable ICL Food Specialties to provide a broader selection of innovative, value-added food additives for improvement of texture and stability that outperform other currently available solutions, and to meet the growing demand for healthy foods and beverages containing higher protein levels. The acquisition of Prolactal constitutes a strategic step aimed at strengthening and expanding ICL's core business activities in the area of specialty-food ingredients.

Acquisition of Allana Potash:

In March 2015, the Company signed an agreement to acquire the shares of Allana Potash (hereinafter – "Allana"), a company that focuses on acquisition and development of potash assets, the shares of which were traded on the Toronto Stock Exchange. Allana holds a concession to mine potash in Ethiopia, through its subsidiary, Allana Potash Afar Plc. Pursuant to its feasibility study, the Company estimates that its Danakhil project could yield up to approximately 1-1.5 million tonnes of potash production per year for 25 years.

On June 22, 2015, the Company acquired the balance of Allana’s shares (83.78%) for a total consideration of approximately $112 million, of which approximately $96 million was in cash, and approximately $16 million was by means of issuance of 2,225,337 ordinary shares of the Company, the fair value of which was based on the price of ICL's shares on June 22, 2015 ($7.08 per share).

As part of the acquisition, a gain of $7 million was realized, which represents the gain created as a result of re-measurement of the fair value of 16.22% of the shares of the acquired company that ICL held prior to obtaining control. The gain was recorded under "other income" in the statement of income during the second quarter of 2015.

Pursuant to the terms of the Mining Proclamation, Allana was required to complete the development stage and start the production stage within two years from the effective date of the mining license (October 8, 2013). The Company is holding discussions with the Government of Ethiopia in order to extend the development period in light of the Company’s takeover of Allana. In the Company’s estimation, an arrangement will be reached with the Ethiopian authorities for extension of the development period.

 Israel Chemicals Limited Quarterly Report 13

Note 3 - Acquisitions and Divestitures of Activities (Cont'd)

Establishment of a joint venture company (“YPH JV”):

Further to Note 11 to the Annual Financial Statements, on October 12, 2015, the Company completed the establishment of YPH JV with Yunnan Phosphate Chemicals Group Corporation Ltd. (“YTH”), China’s leading phosphate producer. The closing occurred following fulfillment of the closing conditions to the parties’ satisfaction, including all necessary approvals and ICL’s payment of approximately $180 million in consideration of its share of YPH JV. ICL’s 15% investment in YTH (which was initially a closing condition) has been preliminarily approved by the PRC Ministry of Commerce and is pending final approval by the China Securities Regulatory Commission (CSRC). As at November 11, 2015, YTH’s quoted stock price on the Shanghai Stock Exchange was CNY 12.12, compared to the stock purchase price of CNY 8.24 per share that was agreed between the parties.

Based on the transaction agreements, ICL controls YPH JV mainly in light of its power to direct the relevant activities, which significantly affects YPH JV’s returns and as a result ICL will consolidate YPH JV’s financial information commencing from the closing date.

The transaction is expected to transform ICL into the world’s leading specialty phosphate player and to roughly double its global phosphate market share. YPH JV is also targeted to improve the cost competitiveness of ICL’s phosphate operations by providing ICL access to a low-cost phosphate rock operation with extensive reserves, as well as to low-cost phosphoric acid.

ICL is still in the process of completing the relevant information required as part of the disclosure requirements provided in IFRS 3 "Business Combinations".

Note 4 - Operating Segments

General

The basis of the segmentation and the measurement basis for the segment profit or loss are the same as presented in Note 5 "Operating Segments" to the Annual Financial Statements.

ICL is a global enterprise, which operates mainly in the fields of fertilizers and specialty chemicals, in three reporting segments – Fertilizers, Industrial Products and Performance Products.

 Israel Chemicals Limited Quarterly Report 14

Note 4 - Operating Segments (Cont’d)

B. Operating segment data

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the three-month period ended September 30, 2015

Sales to external parties	344	337	-	681	277	400	21	-	1,379
Inter-segment sales	43	43	(22)	64	5	19	7	(95)	-
Total sales	387	380	(22)	745	282	419	28	(95)	1,379

Operating income (loss) attributed to segment	114	31	(1)	144	28	59	(8)		223

Expenses not allocated to segments and intercompany eliminations									(26)
Operating income									197

Financing expenses									(72)
Financing income									23
Share in income of investee companies accounted for using the equity method of accounting									8
Income before taxes on income									156

Capital expenditures	51	31	-	82	15	25	3	-	125
Capital expenditures not allocated									28
Total capital expenditures									153

Depreciation and amortization	26	32	-	58	16	14	2	-	90
Depreciation and amortization not allocated									-
Total depreciation and amortization									90

 Israel Chemicals Limited Quarterly Report 15

Note 4 - Operating Segments (Cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the three-month period ended September 30, 2014

Sales to external parties	399	378	-	777	323	429	31	-	1,560
Inter-segment sales	51	46	(23)	74	5	22	5	(106)	-
Total sales	450	424	(23)	851	328	451	36	(106)	1,560

Operating income attributed to segment	131	37	-	168	36	66	-		270

Expenses not allocated to segments and intercompany eliminations									(8)
Operating income									262

Financing expenses									(79)
Financing income									59
Share in income of investee companies accounted for using the equity method of accounting									7
Income before taxes on income									249

Capital expenditures	113	44	-	157	32	12	3	-	204
Capital expenditures not allocated									26
Total capital expenditures									230
									-
Depreciation and amortization	24	31	-	55	16	13	2	-	86
Depreciation and amortization not allocated									1
Total depreciation and amortization									87

 Israel Chemicals Limited Quarterly Report 16

Note 4 - Operating Segments (Cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the nine-month period ended September 30, 2015

Sales to external parties	888	1,134	-	2,022	801	1,085	70	-	3,978
Inter-segment sales	114	128	(64)	178	11	62	17	(268)	-
Total sales	1,002	1,262	(64)	2,200	812	1,147	87	(268)	3,978

Operating income (loss) attributed to segment	217	115	1	333	(3)	*316	(21)		625

Expenses not allocated to segments and intercompany eliminations									(6)
Operating income									619

Financing expenses									(124)
Financing income									45
Share in income of investee companies accounted for using the equity method of accounting									13
Income before taxes on income									553

Capital expenditures	379	108	-	487	37	138	7	-	669
Capital expenditures not allocated									72
Total capital expenditures									741

Depreciation and amortization	76	106	-	182	46	67	5	-	300
Depreciation and amortization not allocated									1
Total depreciation and amortization									301

* Includes capital gain in the amount of $223 million, from sale of non-core businesses – see note 3.

 Israel Chemicals Limited Quarterly Report 17

Note 4 - Operating Segments (Cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

For the nine-month period ended September 30, 2014

Sales to external parties	1,232	1,182	-	2,414	1,011	1,190	93	-	4,708
Inter-segment sales	154	111	(74)	191	13	61	21	(286)	-
Total sales	1,386	1,293	(74)	2,605	1,024	1,251	114	(286)	4,708

Operating income (loss) attributed to segment	408	88	3	499	(43)	156	(5)		607

Expenses not allocated to segments and intercompany eliminations									(24)
Operating income									583

Financing expenses									(172)
Financing income									81
Share in income of investee companies accounted for using the equity method of accounting									19
Income before taxes on income									511

Capital expenditures	336	108	-	444	78	87	7	-	616
Capital expenditures not allocated									61
Total capital expenditures									677

Depreciation and amortization	78	91	-	169	49	39	5	-	262
Depreciation and amortization not allocated									2
Total depreciation and amortization									264

 Israel Chemicals Limited Quarterly Report 18

Note 4 - Operating Segments (Cont’d)

B. Operating segment data (cont'd)

	Fertilizers				Industrial	Performance	Other
	Potash	Phosphate	Eliminations	Total	products	products	activities	Eliminations	Consolidated
	$ millions

Year 2014:

Sales to external parties	1,620	1,522	-	3,142	1,317	1,533	119	-	6,111
Inter-segment sales	196	156	(93)	259	20	81	29	(389)	-
Total sales	1,816	1,678	(93)	3,401	1,337	1,614	148	(389)	6,111

Operating income (loss) attributed to segment	536	133	1	670	(62)	197	(9)		796

Expenses not allocated to segments and intercompany eliminations									(38)
Operating income									758

Financing expenses									(279)
Financing income									122
Share in profits of investee companies accounted for using the equity method of accounting									31
Income before taxes on income									632

Capital expenditures	457	153	-	610	108	203	8	-	929
Capital expenditures not allocated									29
Total capital expenditures									958

Depreciation and amortization	103	122	-	225	123	71	7	-	426
Depreciation and amortization not allocated									1
Total depreciation and amortization									427

 Israel Chemicals Limited Quarterly Report 19

Note 4 - Operating Segments (Cont'd)

C. Sales by Main Business Lines

Set forth below is additional information regarding sales of the Company's main business lines (before offset of intersegment sales):

Potash – potash is the common name for potassium chloride, which is a widely used source for potassium, one of the major nutrients essential for plant development, which helps to protect plants from diseases and pests, to adjust to dynamic weather conditions, regulates the water in a plant, strengthens stalks, and encourages plants to absorb more nutrients. ICL sells potash as a fertilizer for direct application and to manufacturers of compound fertilizers. In addition, ICL uses potash for its own production of compound fertilizers, mainly phosphate-based and potash-based.

Phosphate – phosphorous is also one of the three major nutrients essential for plant development and directly contributes to a wide range of physiological plant processes, including production of sugars (including starch), photosynthesis and energy transfer. Phosphate is found in phosphate rock. The ICL phosphate business’ main products are: phosphate rock, phosphoric acid and fertilizers.

Specialty Fertilizers (SF) – specialty fertilizers are concentrated fertilizers with high efficiency, allowing a more precise delivery of the essential nutrients for plant development (phosphorous, potassium and nitrogen). ICL Specialty Fertilizers supplies superior-quality, cost-effective products that help growers achieve higher yields and better quality, in spite of scarce water and limited arable land. These fertilizers include: controlled release fertilizers (CRF), slow release fertilizers (SRF), soluble fertilizers, liquid fertilizers and peat used as a growing bed for various crops, usually containing CRF and crop-protection products.

Flame Retardants – bromine, phosphorous or magnesia-based chemical compounds are used worldwide in electronic, vehicle, construction and textile products and act mainly to reduce the danger of ignition of a fire or to thwart the spreading of a fire in products wherein they serve as a raw material.

Industrial Solutions – this business line produces and supplies elemental bromine for a variety of uses in the chemical industry, as well as bromine and phosphorous compounds used in a number of different industries globally, such as the rubber industry, the pharmaceutical and agronomic industry, polyester fibers (in the production of fabrics and plastic bottles), and clear brine fluids used for balancing pressure in oil and gas drillings. This business line also includes bromine-based biocides used for industrial water treatment, pure potash and Dead Sea minerals for various food, pharma and industrial applications, magnesia products used for the paper industry, detergents and oil additives, catalysts and stabilizers.

Advanced Additives – this business line supplies mainly phosphoric acid, which is used as a raw material in the metals treatment, paints and coatings and detergents industries. In addition, the unit supplies P2S5, a primary ingredient in lubricating oil additives and insecticides, as well as fire retardant products used mainly to fight forest fires.

Food Specialties – ICL Food Specialties is a leader in creative food ingredients and phosphate additives which provide texture and stability solutions to the processed meat, fish, dairy, baked goods and processed foods markets.

 Israel Chemicals Limited Quarterly Report 20

Note 4 - Operating Segments (Cont'd)

C. Sales by Main Business Lines (Cont’d)

	7-9/2015		7-9/2014		1-9/2015		1-9/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Potash	387	28	450	29	1,002	25	1,386	29	1,816	30
Phosphate	222	16	249	16	717	18	685	15	908	15
Specialty Fertilizers	158	11	175	11	545	14	608	13	770	13
Flame Retardants	102	7	131	8	270	7	362	8	470	8
Industrial Solutions	165	12	179	11	478	12	591	13	786	13
Advanced Additives	249	18	204	13	616	15	513	11	653	11
Food Specialties	157	11	137	9	458	12	399	8	525	9
All other and setoff	(61)	(4)	35	2	(108)	(3)	164	3	183	3
Total	1,379	100	1,560	100	3,978	100	4,708	100	6,111	100

D. Sales by Main Countries

	7-9/2015		7-9/2014		1-9/2015		1-9/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	328	24	389	25	903	23	995	21	1,299	21
Brazil	145	11	116	7	405	10	363	8	516	8
China	123	9	117	8	258	6	447	9	525	9
Germany	115	8	128	8	372	9	415	9	531	9
United Kingdom	75	5	76	5	245	6	267	6	335	5
France	71	5	88	6	237	6	290	6	364	6
Spain	66	5	82	5	216	5	264	6	342	6
India	63	5	84	5	148	4	183	4	272	4
Israel	61	4	72	5	173	4	226	5	284	5
All other	332	24	408	26	1,021	26	1,258	27	1,643	27
Total	1,379	100	1,560	100	3,978	100	4,708	100	6,111	100

 Israel Chemicals Limited Quarterly Report 21

Note 5 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the books of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	September 30, 2015		September 30, 2014		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest (1)	200	220	209	228	199	216

Debentures bearing fixed interest
Marketable (2)	802	810	-	-	792	815
Non-marketable (3)	278	287	345	346	350	356
	1,280	1,317	554	574	1,341	1,387

(1)	The fair value of the shekel, euro and dollar loans issued bearing fixed interest is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the market interest rates on the measurement date for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at September 30, 2015 for the shekel, euro and dollar loans was 2.83%, 1.39% and 2.75%, respectively (December 31, 2014 – 3.22%, 1.53% and 3.18%, respectively).

(2)	The fair value of the marketable debentures is based on the quoted stock exchange price and is classified as Level 1 in the fair value hierarchy.

(3)	The fair value of the non-marketable debentures is based on calculation of the present value of the cash flows in respect of the principal and the interest and is discounted at the Libor rate customary in the market for similar loans having similar characteristics and is classified as Level 2 in the fair value hierarchy. The average discount interest as at September 30, 2015 was 4.54% (December 31, 2014 – 4.04%).

 Israel Chemicals Limited Quarterly Report 22

Note 5 - Financial Instruments and Risk Management (cont'd)

B. Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

	September 30, 2015
	Level 1	Level 2	Total
	$ millions	$ millions	$ millions

Securities held for trading purposes	26	-	26
Derivatives used for hedging, net	-	(42)	(42)
	26	(42)	(16)

	September 30, 2014
	Level 1	Level 2	Total
	$ millions	$ millions	$ millions

Securities held for trading purposes	37	-	37
Derivatives used for hedging, net	-	(34)	(34)
	37	(34)	3

	December 31, 2014
	Level 1	Level 2	Total
	$ millions	$ millions	$ millions

Securities held for trading purposes	45	-	45
Derivatives used for hedging, net	-	(95)	(95)
	45	(95)	(50)

 Israel Chemicals Limited Quarterly Report 23

Note 6 – Long-Term Debt

1.	On March 23, 2015, ICL entered into an agreement with a group of eleven international banks, which will provide ICL a revolving credit facility in the total amount of $1,705 million, on the following terms:

a.	The loan agreement is for a term of five full years from the signing date of the credit facility.

b. The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will be at the rate of 0.21% per year.

c.	Annual interest will apply to the amount of the loan actually used, scaled to the amount of the credit facility actually used, as follows:

•	Up to 33% use of the credit:	Libor + 0.7%.

•	From 33% to 66% use of the credit:	Libor + 0.8% (on the entire sum used).

•	66% or more use of the credit:	Libor + 0.95% (on the entire sum used).

d.	ICL has an option to choose between a dollar loan and a euro loan.

e.	Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company's prior loans, as detailed in the Company's Annual Financial Statements), a cross-default mechanism and a negative pledge.

This loan agreement replaces credit facilities taken out in March 2011 and in December 2011 in the aggregate amount of $1,325 million for a period of five years and credit lines in the amount of $125 million that were taken out in the beginning of 2014, all of which were repaid during the period of the report.

2.	In July 2015, a few subsidiaries signed a securitization transaction with respect to trade receivables with three international banks, whereby the companies will sell all their trade receivables to a designated company that was established for this purpose and which is neither owned nor controlled by the ICL Group (hereinafter – “the Acquiring Company”).

This agreement replaces the prior securitization agreement, in the amount of $350 million, which came to an end in July 2015. The main structure of the renewed securitization transaction is similar to the prior transaction.

The withdrawal limit of the securitization transaction is $405 million. The Company's policy is to utilize the securitization limit based on its cash-flow needs, alternative financing sources and market conditions. The new securitization agreement will expire in July 2020.

In the agreement, ICL undertook to comply with a covenant, according to which the ratio of net debt to EBITDA will not exceed 4.75. If ICL does not comply with the aforementioned covenant, the Acquiring Company is allowed to stop acquiring new trade receivables (without affecting the existing acquisitions). As at the reporting date, ICL is in compliance with the aforementioned covenant.

The securitization of trade receivables does not meet the conditions for disposal of financial assets prescribed in International Standard IAS 39, regarding Financial Instruments – Recognition and Measurement, since ICL does not transfer all of the risks and rewards deriving from the trade receivables. Therefore, the receipts received from the Acquiring Company are presented as a financial liability in short-term credit.

As of September 30, 2015, the Company utilized the amount of $316 million from the withdrawal limit.

 Israel Chemicals Limited Quarterly Report 24

Note 7 - Impairment and Provision for Employee Retirement

1.	As part of implementation of the Company's strategy of focusing on the key end markets, the Company has commenced a process of divesting activities involving services located in Germany and, accordingly, during the first quarter of 2015, the Company reclassified these activities as "assets held for sale". As a result of re-measurement of these assets, based on the lower of their carrying value in the books and their fair value (less selling expenses), in the first quarter the Company recognized a loss in the amount of $34 million, which was included under "other expenses" in the statement of income ($28 million net of tax).

2.	Further to the agreement with the Workers Councils dated May 28, 2015, an efficiency plan is being implemented in ICL Dead Sea and ICL Neot Hovav, as described in Note 9 below. As a result, during the first half of 2015, the Company increased the provision for employee benefits in respect of conclusion of employment by $42 million.

Note 8 - Share Capital, Equity Plans and Dividend Declared per Share

1.	On May 10, 2015 and June 1, 2015, and on May 12, 2015 and June 5, 2015, the Company’s Compensation Committee and Board of Directors, respectively, approved allocation of up to 7,931,500 non-marketable and non-transferrable options, for no consideration, exercisable for up to 7,931,500 of the Company's ordinary shares, and up to 1,397,302 restricted shares, to approximately 550 of the Company's officers and senior employees. The said allocation includes a significant private placement of 404,220 options and 68,270 restricted shares to the Chairman of the Company's Board of Directors and of 530,356 options and 89,574 restricted shares to ICL's Chief Executive Officer, which was approved by the General Meeting of the Company's shareholders by special majority on June 29, 2015.

The options and restricted shares will vest in three equal tranches: one-third at the end of 12 months after the grant date, one-third at the end of 24 months after the grant date and one-third at the end of 36 months after the grant date. The expiration date of the options in the first and second tranches is at the end of 36 months after the grant date and the expiration date of the options in the third tranche is at the end of 48 months after the grant date.

The grant date is the date on which all the contingent conditions for allocation have been met, as detailed in the Equity Compensation Plan (2014) included as an exhibit to the S-8 registration statement filed by the Company on July 7, 2015, including approval of the Tel-Aviv Stock Exchange for the listing for trade of the exercise shares and the restricted shares, and, with respect to the Chairman of the Company's Board of Directors and to the Chief Executive Officer, including approval of the General Meeting of the Company’s shareholders.

Each option may be exercised for one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon the issuance thereof. The options issued to the employees in Israel are subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) and the regulations promulgated thereunder. The Company elected to execute the issuance through a trustee, under the Capital Gains Track.

 Israel Chemicals Limited Quarterly Report 25

Note 8 - Share Capital, Equity Plans and Dividend Declared per Share (Cont'd)

1.	(Cont'd)

The exercise price is about $7.17 per option. This price was set in NIS (NIS 27.76) and is linked to the CPI that is known on the date of payment. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

The total fair value of all the options was estimated through application of the binomial model for option pricing and is approximately $9.3 million, of which approximately $475 thousand relates to the Chairman of the Company's Board of Directors and approximately $623 thousand relates to the Chief Executive Officer.

The expected fluctuation for the first, second and third tranche is 25.4%, 25.4% and 28.8%, respectively, determined based on the historical volatility of the price of the Company's shares. Since the life span of each tranche is different, the Company made use of the fluctuation rate and the risk-free interest rate that is appropriate for each tranche. The life span of the options was determined in accordance with Management's estimation regarding the period the employees will hold the options, taking into account their positions in the Company and the Company's past experience in connection with employee turnover. The risk-free interest rate was determined based on the yield to maturity on index-linked government bonds, where their remaining period is equal to the expected life span of the options.

The total fair value of the said restricted shares is approximately $9.7 million, of which approximately $475 thousand relates to the Chairman of the Company's Board of Directors and approximately $623 thousand relates to the Chief Executive Officer. The value of the restricted shares offered to the offerees was determined according to the closing price on the Stock Exchange on the last trading day prior to the date of approval by our Board of Directors (approximately NIS 26.94 / $6.96).

The cost of the embedded benefit of the said plans is recognized in the income statement over the vesting period of each tranche.

2.	On May 10, 2015 and May 12, 2015, the Company’s Compensation Committee and Board of Directors, respectively, approved the terms of employment of Mr. Nir Gilad as Chairman of the Company's Board of Directors, in accordance with the Company’s compensation policy, and on June 29, 2015, the General Meeting of the Company's shareholders approved Mr. Gilad’s employment terms. The terms of Mr. Gilad’s employment are as follows: (1) an annual gross annual salary of $800,000; (2) an annual target bonus of $720,000; and (3) a long-term annual bonus of $950,000. The advance notice for termination of the engagement was set at 6 months if at the initiation of the Chairman of the Board of Directors and at 12 months if at the initiation of the Company. It is noted that commencing from the date of approval by the General Meeting of the Company's shareholders, the management agreement with Israel Corporation was updated and the total management fees paid were reduced to $1 million.

 Israel Chemicals Limited Quarterly Report 26

Note 8 - Share Capital, Equity Plans and Dividend Declared per Share (Cont'd)

3.	On November 8 and 11, 2015, the Compensation Committee and the Board of Directors, respectively, approved the grant of restricted shares to the Company’s directors (excluding the President & CEO, Mr. Stefan Borgas and the Executive Chairman of the Board, Mr. Nir Gilad), for no consideration, under the Equity Compensation Plan (2014), and subject to shareholder approval. The restricted shares will vest in three equal tranches, subject to the directors continuing to serve in their position on the vesting date, as follows: (i) 33.33% will vest at the end of 12 months from the date of the annual general shareholders meeting; (ii) 33.33% will vest at the end of 24 months from the date of the annual general shareholders meeting; and (iii) 33.33% will vest at the end of 36 months from the date of the annual general shareholders meeting.

The determined value of the restricted shares is about $0.6 million. The number of restricted shares will be determined based on the closing price of the Company’s ordinary shares on the TASE on the trading day preceding the date of the approval of the annual general shareholders meeting, which is the grant date.

4.	On May 12, 2015, the Company's Board of Directors decided to distribute a dividend, in the amount of $151 million, about $0.12 per share. The dividend was distributed on June 23, 2015.

5.	On August 11, 2015, the Company's Board of Directors decided to distribute a dividend, in the amount of $52.5 million, about $0.04 per share. The dividend was distributed on September 10, 2015.

6.	On November 11, 2015, the Company's Board of Directors decided to distribute a dividend, in the amount of $84 million, about $0.07 per share. The dividend will be distributed on December 16, 2015 with a record date of December 1, 2015.

Note 9 - Contingencies, Litigations and Other Matters

1.	In August 2015, as further updated in September 2015, the Israeli Public Utilities Authority ("PUA") resolved to impose certain electricity system management services charges also on private electricity producers as opposed to only on private consumers, this being retroactively from June 2013. On September 13, 2015, ICL, DSW and Rotem filed a motion against the PUA's resolution claiming that it suffers from fundamental flaws and requesting an intermediary injunction until the motion is clarified.

In light of the PUA resolution, in the third quarter of 2015, the Company recognized a provision in the amount of about $18 million, of which about $12 million is in respect of previous years which was included under “other expenses” and about $6 million relates to the nine-month period ended September 30, 2015, which was included under “cost of sales” in the statements of income.

 Israel Chemicals Limited Quarterly Report 27

Note 9 - Contingencies, Litigations and Other Matters (Cont’d)

2.	Further to Note 23 to the Annual Financial Statements, in connection with a request for certification of a class action against Dead Sea Works regarding charging a price for potash in violation of the Restrictive Business Practices laws in Israel, the parties are currently negotiating a settlement agreement which is expected to result in an immaterial effect on the financial statements. The Company estimates that the chances that the negotiations will succeed are higher than the chances that they will fail. As at September 30, 2015, the Company has a sufficient provision in its financial statements.

3.	Further to Note 23 to the Annual Financial Statements, on September 23, 2015, ICL’s subsidiary in Spain (ICL Iberia/IBP) was notified of the judgment issued by the Spanish Supreme Court, which declares that the environmental authorization of the Sallent site is null and void. Subsequent to the date of the report, the Company reached an agreement of understandings with the government of Catalonia that is expected to be signed in the middle of November 2015, according to which a new environmental approval will be granted in a way that will permit continuation of the activities of the Sallent site up to completion of the expansion of the Súria site.

4.	Further to that stated in Note 23 to the Annual Financial Statements, as part of the second stage of the royalties’ arbitration with respect to the principles according to which the monetary calculations will be made, on November 1, 2015, the State submitted opinions on its behalf relating, mainly, to the principles whereby the interest to be added to the royalties' payment in the relevant arbitration period is to be calculated.

As part of the said opinions, the State presented two optional calculation methods, the results of which yield the amounts of NIS 230 million (about $59 million) and NIS 460 million (about $118 million). The Company disagrees with the State's position and calculations, and it is expected to submit its position in accordance with the timetables set by the arbitrators.

The Company estimates that the probability that its interest calculations will be accepted by the arbitrators is more likely than not and, accordingly, it did not increase the interest provision in its books, which presently stands at the amount of about $31 million.

5.	Further to Note 11 to the Annual Financial Statements, in connection with the agreement with Albemarle to establish a joint venture for FR122P manufacturing, during the third quarter of 2015, Albemarle and ICL have terminated their agreement for the proposed joint venture and are, instead, discussing a long-term supply arrangement pursuant to which ICL will supply to Albemarle polymeric flame retardant.

6.	Further to Note 23 to the Annual Financial Statements, in connection with the pending proceedings relating to the Kishon River, on September 29, 2015, the Supreme Court issued its ruling whereby it rejected both the fishermen's appeal as well as the soldier's appeal.

7.	On June 7, 2015, a request for certification of a claim as a class action was filed in the District Court in Tel Aviv-Jaffa against eleven defendants, including a subsidiary of the Company, Fertilizers and Chemicals Ltd., regarding claims relating to air pollution in Haifa Bay (Israel) and damage resulting from it, according to the claims, to the population of Haifa Bay. The scope of the claim is approximately NIS 14.4 billion ($3.8 billion).

 Israel Chemicals Limited Quarterly Report 28

Note 9 - Contingencies, Litigations and Other Matters (Cont'd)

7.	(Cont’d)

The Company is studying the request. In light of the complexity and early stage of the proceeding, along with the fact that the requested opinions of the various experts have not yet been received, it is difficult to predict the outcome of the proceeding. Nonetheless, in the Company's estimation, based on the preliminary factual material provided and the relevant court decisions, the chances that the contentions of the requesting parties will be rejected exceed the chances that they will be accepted.

8.	In June 2015, a fire broke out in one of the facilities of the subsidiary, Rotem Amfert, in Israel. The Company has insurance coverage for most of the direct damage. In the second quarter of 2015, the Company recognized an expense of $10 million, which reflects the write-off of the facility’s book value. Subsequent to the date of the report, the Company received a partial payment from the insurance company of about $7 million, which was recognized in the third quarter of 2015 as income under “other income” in the statement of income.

9.	On June 16, 2015, a petition was filed in the Israeli Court for Water Matters, wherein the Government Water Authority is requested to act to regulate and supervise the use of water sources by DSW, this being, among other things, by means of determining pumping limits as part of the production licenses and imposition of production levies. The Company estimates that the chances that the petition will be accepted are lower than chances its will be rejected.

10.	On February 2, 2015, the Workers Council of Bromine Compounds Ltd. ("Bromine Compounds"), which belongs to ICL's Industrial Products segment, started a full-scale strike at Bromine Compounds' plants in Neot Hovav and halted all shipments of goods from the plants. The strike at the plants came, among other things, in response to the efficiency programs the Company is currently executing in Neot Hovav, whereby the Company requested that a number of employees employed under a collective agreement will be dismissed and/or will leave under early retirement conditions. On February 19, 2015, in response to the termination letters that were sent to employees of Bromine Compounds, and further to similar efficiency discussions held at Dead Sea Works (“DSW”), the Workers Council of DSW gave notice of a full-scale strike at DSW's facilities in Sodom, including the bromine facility and the power station.

On May 28, 2015, an agreement was signed between DSW and Bromine Compounds and between the General Workers Council (Histadrut), the DSW Workers Council and the Bromine Compounds Workers Council, ending the strike, the employment disputes and the legal proceedings pending among the parties, and allowing the immediate return of the employees to full employment (hereinafter: the "Agreement").

The key elements of the Agreement are as follows:

 Israel Chemicals Limited Quarterly Report 29

Note 9 - Contingencies, Litigations and Other Matters (Cont'd)

10.	(Cont’d)

a.	210 employees will voluntarily retire under the early retirement route.

b.	38 employees will end their employment by December 31, 2015 under the severance pay route (or earlier under certain conditions), and will be entitled to special severance pay in excess of that prescribed by law.

c.	The parties consent to implementation of the efficiency plans in DSW and Bromine Compounds and to implementation of the plan to establish the regional shared services center (under ICL Israel).

d.	During the period beginning on the signing date of the Agreement and up to completion of the efficiency plans or until December 31, 2018, whichever occurs first (the "Efficiency Period"), no collective dismissal, including early retirement which is not voluntary, shall take place in DSW and in Bromine Compounds. Despite the aforesaid, up to July 1, 2017, the management of Bromine Compounds may execute an early retirement plan which is not voluntary retirement, wherein up to 45 employees, included in a list agreed upon with the employees' representatives, will retire subject to certain terms specified in the Agreement.

e.	During the Efficiency Period it was determined, among other things, that the management may transfer employees and may adjust the number of positions in the companies, perform structural and organizational changes, and establish and operate new installations and projects.

f.	Management will be permitted to transfer employees under the existing employment agreements – this being in addition to the employee transfer provisions in Section e. above.

In light of the Agreement, during the first half of 2015, the Company increased the provision for employee benefits in respect of conclusion of employment by $42 million.

11.	Further to Note 23 to the Annual Financial Statements and 6-K reports, as part of the arbitrator's ruling an examiner was appointed to implement the price formula based on the data received from DSW and Haifa Chemicals. The examiner commenced the examination process in respect of the years 2011, 2012 and 2013, as a result of Haifa Chemicals' request to commence the examination process in respect of the aforesaid years.

On May 31, 2015 a ruling was rendered by the examiner with respect to implementation of the price formula regarding the above-mentioned years, whereby Haifa Chemicals met the threshold requirement only in 2012-2013 and, therefore, the examination process of DSW's costs will continue with respect to these years.

On June 8, 2015, DSW filed a petition in the District Court in Haifa contending that the examiner overstepped his authority regarding several assumptions that were taken into account as part of implementation of the price formula and as a result his examination is null and void.

 Israel Chemicals Limited Quarterly Report 30

Note 9 - Contingencies, Litigations and Other Matters (Cont'd)

11. (Cont'd)

The Company is currently in commercial negotiations and proceedings to settle the accounts for the prior periods (2009-2015) and to determine the future price of potash in order to establish more clarity for future periods. Based on the status of the negotiations, the Company estimates that the overall net result (receivable or payable) in respect to prior periods will be insignificant. Therefore, no provision or accrued income has been included in the financial statements. If negotiations are unsuccessful, the Company will reconsider its legal steps and the relevant implications.

12.	On December 29, 2013, an assessment was received from the Israeli Tax Authority (“ITA”) whereby the Company is required to pay tax in addition to the amount it already paid in respect of the years 2009-2011, in the amount of approximately NIS 917 million (approximately $234 million). The Company appealed the ITA's assessment. On January 27, 2015, an Order was received from the ITA regarding the additional tax as determined in the assessment referred to above.

The main contentions of the ITA are that ICL's subsidiaries: DSW and Rotem Amfert Negev, are not entitled to benefits under the Law for Encouragement of Capital Investments – commencing on the enactment date of Amendment No. 60 to this Law, in 2005 or, alternatively, the mining and water pumping activities, including the activities in the evaporation pond, are not industrial activities and, therefore, they are not entitled to benefits under the Law for Encouragement of Capital Investments. The Company disagrees with the ITA's position and on February 25, 2015 it filed an appeal of the Order.

The Company estimates that it is more likely than not that the Company's claims will be accepted at the end of the appeal process and, therefore, no provision for tax has been included in the financial statements as a result of the said assessment.

 Israel Chemicals Limited Quarterly Report 31

Where needs take us

ICL

Operating and Financial Review
September 30, 2015

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential” among others.

Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s current beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those in “Item 3. Key Information—D. Risk Factors” in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 20, 2015. These risks and uncertainties include factors relating to: loss or impairment of business licenses or mining permits or concessions; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; accidents or disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; labor disputes, slowdowns and strikes involving our employees; currency rate fluctuations; rising interest rates; general market, political or economic conditions in the countries in which we operate; pension and health insurance liabilities; price increases or shortages with respect to our principal raw materials; volatility of supply and demand and the impact of competition; changes to laws or regulations (including environmental protection and safety and tax laws or regulations), or the application or interpretation of such laws or regulations; government examinations or investigations; the difference between actual reserves and our reserve estimates; failure to integrate or realize expected benefits from acquisitions and joint ventures; volatility or crises in the financial markets; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine-based products and other industrial products; litigation, arbitration and regulatory proceedings; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

 Israel Chemicals Limited Quarterly Report 33

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 90% of our sales.

Our “2020—Next Step Forward” corporate strategy is targeted to fulfill essential needs in our three core markets. We have developed a strategic plan based on three value-creating pillars: (1) Efficiency: improvements and operational excellence measures in our existing operations; (2) Growth: organic and external expansion of our value chain, from specialty minerals to the agriculture, food and engineered materials end markets; and (3) Enablers: creating one global ICL, strengthening innovation, providing an empowering environment for our employees and aligning management with our external and internal stakeholders in order to support our growth and efficiency goals. We intend to implement this strategy while maintaining our strong financial position and our current dividend policy of distributing up to 70% of our net income.

Segments

Our operations are organized into three segments: (1) Fertilizers – which includes potash and phosphate fertilizers as well as specialty fertilizers; (2) Industrial Products – which includes flame retardants and industrial solutions as well as the Microbial Control and Specialty Minerals business units; and (3) Performance Products – which includes the Advanced Additives and Food Specialties business units.

ICL Fertilizers – ICL Fertilizers extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Fertilizers processes the potash into its types and markets it throughout the world, mainly in Europe, Brazil, India and China. This segment also uses part of the potash to produce compound fertilizers.

In addition, ICL Fertilizers mines and processes phosphate rock in open mines in the south of Israel, and produces in Israel sulfuric acid, agricultural phosphoric acid, phosphate fertilizers, compound fertilizers (based mainly on potash and phosphates), liquid fertilizers and soluble fertilizers. ICL Fertilizers also manufactures compound fertilizers in the Netherlands, Germany and Belgium, liquid fertilizers and soluble fertilizers in Spain, slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States, and phosphate-based food additives for livestock, in Turkey and in Israel.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts salt, magnesia and chlorine from Dead Sea brine, and produces chlorine-based products for water treatment in Israel and the United States. In addition, ICL Industrial Products is engaged in the production and marketing of flame retardants and additional phosphorus-based products.

 Israel Chemicals Limited Quarterly Report 34

ICL Performance Products – ICL Performance Products further cleans some of the agricultural phosphoric acid manufactured by ICL Fertilizers, purchases clean phosphoric acid from other sources and also manufactures thermal phosphoric acid. The clean phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value, phosphate salts, which are also used as a raw material for manufacturing food additives, flame-retardants and fire extinguishment products. ICL Performance Products also manufactures phosphorous derivatives based on phosphorous acquired from outside sources and manufactures specialty products, based on aluminum acids and other raw materials. The manufacturing of ICL’s performance products is mostly carried out at production sites in Europe, (particularly in Germany), the United States, Brazil, Israel, China, Mexico and other countries.

In addition to the segments described above, ICL has other operations, including production and marketing of pure magnesium as well as magnesium alloys.

 Israel Chemicals Limited Quarterly Report 35

Key Financial Figures

	7-9/2015		7-9/2014		1-9/2015		1-9/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,379	-	1,560	-	3,978	-	4,708	-	6,111	-
Gross profit	488	35	578	37	1,270	32	1,683	36	2,196	36
Operating income	197	14	262	17	619	16	583	12	758	12
Adjusted operating income *	242	-	262	-	767	-	757	-	960	-
Income before tax	156	11	249	16	553	14	511	11	632	10
Net income attributable to the Company's shareholders	121	9	179	11	413	10	378	8	464	8
Adjusted net income attributable to the Company's shareholders *	154	-	179	-	523	-	581	-	695	-
Adjusted EBITDA (1) *	339	-	354	-	1,036	-	1,037	-	1,345	-
Cash flows from current operations	124	-	295	-	515	-	583	-	893	-

(1)	Adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	7-9/2015	7-9/2014	1-9/2015	1-9/2014	2014
Net income attributable to the Company's shareholders	121	179	413	378	464
Depreciation and amortization	90	87	257	264	356
Financing expenses, net	49	20	79	91	157
Taxes on income	34	68	139	130	166
Non-recurring items*	45	-	148	174	202
Total adjusted EBITDA	339	354	1,036	1,037	1,345

(*) See "Adjustments to reported operating and net income" below.

 Israel Chemicals Limited Quarterly Report 36

Results of operations

Sales by segment (before offset of inter-segment sales):

	7-9/2015		7-9/2014		1-9/2015		1-9/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

ICL Fertilizers	745	54	851	55	2,200	55	2,605	55	3,401	56
ICL Industrial Products	282	20	328	21	812	20	1,024	22	1,337	22
ICL Performance Products	419	30	451	29	1,147	29	1,251	27	1,614	26
Others and setoffs	(67)		(70)		(181)		(172)		(241)
Total	1,379		1,560		3,978		4,708		6,111

Sales by geographical regions based on the location of the customer:

	7-9/2015		7-9/2014		1-9/2015		1-9/2014		2014
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Europe	483	35	561	36	1,609	40	1,881	40	2,389	39
North America	354	26	415	27	966	24	1,056	22	1,374	22
Asia	290	21	333	21	671	17	1,001	21	1,299	21
South America	158	11	131	8	460	12	402	9	569	9
Rest of the world	94	7	120	8	272	7	368	8	480	9
Total	1,379	100	1,560	100	3,978	100	4,708	100	6,111	100

 Israel Chemicals Limited Quarterly Report 37

Results of operations for the period July-September 2015

Sales

ICL's sales in the third quarter of 2015 amounted to $1,379 million, compared with $1,560 million in the corresponding period last year. This decrease is attributable mainly to sale of non-core businesses (net of revenue from services in a subsidiary in Germany, which is not part of the Company's core business and which is designated for sale), which led to a decrease in sales of approximately $84 million, a decrease in the quantities sold, in the amount of approximately $42 million, mainly in the fertilizers segment, the impact of the change in the currency exchange rates, in the amount of approximately $74 million (mainly from devaluation of the euro against the dollar), a decline in sales due to the impact of the fire in a fertilizers production facility in Israel, in the amount of approximately $33 million, and a decline in the sales quantities of bromine, bromine compounds and magnesium products as a result of the strike at ICL Dead Sea and at ICL Neot Hovav (the Bromine Compounds plant), in the amount of approximately $30 million. This decrease was partly offset by first-time consolidation of companies acquired, which led to an increase in sales of $65 million and an increase in selling prices of approximately $17 million, mainly of phosphate fertilizers, bromine-based flame retardants and elemental bromine.

Breakdown of sales by geographical regions

The breakdown of sales in the third quarter of 2015 indicates an increase in sales in South America, mainly from the contribution of the acquisition of Fosbrasil as well as from an increase in the quantity of potash sold in Brazil. This increase was partly offset by a decline in the quantities of phosphate fertilizers sold. Sales in Europe declined, mainly due to the sale of non-core businesses in the ICL Performance Products segment, and a weakening of the exchange rate of the euro and the British pound against the dollar. This decline was partly offset due to the first-time consolidation of companies acquired. The decline in sales in Asia was derived primarily from the sale of non-core businesses in the ICL Performance Products segment and a decrease in the sale quantities of elemental bromine and bromine-based flame retardants. This decline was partly offset by an increase in the quantities of potash sold in China. The decline in North America is attributable to a decrease in the sale prices and quantities of potash. This decline was partly offset by an increase in the sales of fire prevention and flame retardant products.

Cost of sales

The cost of sales in the third quarter of 2015 amounted to $891 million compared with $982 million in the corresponding period last year. The decrease in cost of sales derives, primarily, from the impact of the change in currency exchange rates, in the amount of approximately $52 million (mainly due to the devaluation of the euro, the shekel and the Brazilian real against the dollar), a decline in costs resulting from divestitures of non-core businesses (net of costs from services in a subsidiary in Germany which is not part of the Company's core business and which is designated for sale) in the amount of approximately $54 million, a decrease in the cost of sales due to a decrease in the quantities sold, in the amount of approximately $18 million, as well as a decline in the sales quantities of bromine, bromine compounds and magnesium products as a result of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately $21 million, a decrease in the quantities produced and sold deriving from the impact of the fire in a fertilizers production facility in Israel, in the amount of approximately $24 million, and a decrease in the energy prices, in the amount of approximately $4 million. This decrease was partly offset by first-time consolidation of companies acquired, in the amount of approximately $51 million, an increase in raw-material prices, in the amount of approximately $11 million, an increase in depreciation expenses, in the amount of approximately $6 million, mainly at ICL Rotem along with an increase in the depreciation expenses, in the amount of approximately $3 million, as a result of acceleration of the depreciation of the facilities of ICL UK following of update of the potash reserves (see “ICL Fertilizers — Business Environment — ICL UK” below), a provision in respect of

 Israel Chemicals Limited Quarterly Report 38

system-wide electricity costs in Israel relating to the first half of 2015, in the amount of approximately $4 million, a decline in the value of inventories of magnesium, in the amount of approximately $2 million, and an increase in other operating expenses, in the amount of approximately $8 million. The cost of sales in the corresponding period last year included the negative impact of the strike at ICL Rotem, in the amount of approximately $3 million.

Selling and marketing expenses

Selling and marketing expenses in the third quarter of 2015 amounted to $166 million, compared with $216 million in the corresponding period last year.

The decrease in selling and marketing expenses is attributable mainly to the impact of the divestitures of non-core businesses, the impact of the change in the currency exchange rates, a decline in shipping prices and quantities as well as a decline in other operating expenses.

General and administrative expenses

General and administrative expenses in the third quarter of 2015 amounted to $83 million, compared with $78 million in the corresponding period last year. The increase in the general and administrative expenses stems mainly from consulting costs in connection with the acquisition of the phosphate activities in China, which was completed subsequent to the date of the report.

Research and development expenses

Research and development expenses in the third quarter of 2015 amounted to $21 million, a decrease of $2 million compared with the corresponding period last year.

Other income and other expenses, net

Other expenses, net, in the third quarter of 2015, amounted to $21 million. The other expenses include mainly a provision in respect of system-wide electricity costs in Israel, relating to prior periods (June 2013 to December 2014), in the amount of $12 million, an expense relating to the strike damage caused to external contractors, in the amount of $8 million, update of the provision for arbitration relating to royalties on downstream products in respect of prior years, in the amount of $5 million, and from a provision for legal claims, in the amount of $5 million. This was partly offset by an income from insurance proceeds relating to a fire that occurred in the second quarter of 2015 in a fertilizers production facility in Israel, in the amount of $7 million.

Financing expenses, net

The net financing expenses in the third quarter of 2015, amounted to $49 million, compared with net financing expenses of $20 million in the corresponding period last year – an increase of $29 million. The increase in the financing expenses compared with the corresponding period last year derives mostly from expenses in respect of change in the fair value of financial derivatives and revaluation of net short-term financial liabilities, in the amount of $38 million, compared with expenses of $22 million, in the corresponding period last year, the impact of exchange rate differences on the provisions for employee benefits, in the amount of $12 million, due to a devaluation of the shekel against the dollar, at the rate of about 4.1%, compared with a devaluation of about 7.5% in the corresponding period last year, and an increase in the net interest expenses, in the amount of $8 million. On the other hand, this increase was partly offset by an increase in capitalization of the credit costs, in the amount of $4 million, and a decline in the interest expenses relating to provisions for employee benefits, in the amount of $1 million.

Tax expenses

Total tax expenses in the third quarter of 2015, amounted to $34 million or about 22% of the pre-tax income, compared with tax expenses of $68 million in the corresponding period last year. The tax rate in the period of the report was impacted mainly by the changes in the shekel/dollar exchange rate that gave rise to a decrease in the tax rate of the companies operating in Israel the source of which are differences in the measurement basis.

 Israel Chemicals Limited Quarterly Report 39

Results of operations for the period January-September 2015

Sales

ICL's sales in the nine months ended on September 30, 2015 amounted to $3,978 million, compared with $4,708 million in the corresponding period last year. The decrease is attributable mainly to the decrease in the quantities sold as a result of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately $452 million, the impact of the change in the currency exchange rates, in the amount of approximately $313 million (mainly from the devaluation of the euro against the dollar), sale of non-core business (net of revenue from services in a subsidiary in Germany which is not part of the Company's core businesses and which is designated for sale) ,which led to a decrease in sales of approximately $247 million, and a decline in sales as a result of the fire in a fertilizers production facility in Israel, of approximately $33 million. This decrease was partly offset by an increase in the quantities sold, mainly, of phosphates and in the ICL Performance Products segment, including the first-time consolidation of companies acquired, which led to an increase in sales of $246 million and an increase in the selling prices, mainly in the ICL Fertilizers segment, which contributed to sales $69 million.

The labor interruptions at ICL Dead Sea and ICL Neot Hovav, which came as a result of the efficiency program the Company is currently executing, negatively impacted sales by approximately $452 million, as noted above. The negative impact of the strike on the operating income is approximately $265 million (the negative impact of the strike on the operating income in the third quarter is approximately $17 million). The Company estimates that it will be able to recover most of the lost potash sales resulting from the strike in future periods, due to the fact that there is excess production capacity in the potash plants while the evaporation activities in the ponds were not interrupted during the strikes. The contribution to the operating income after implementation of the efficiency plan is expected to be higher than the losses caused by the strike.

Breakdown of sales by geographical regions

The breakdown of sales in the nine months ended on September 30, 2015, shows an increase in the sales in South America mainly from the contribution of the acquisition of Fosbrasil and from an increase in quantities sold of phosphate rock. This increase was partly offset as a result of a drop in quantities of potash sold due to the strike at ICL Dead Sea. The decline in sales in Asia derived primarily from a decrease in quantities of potash sold in China and India, due to the strike at ICL Dead Sea, as well as from a decline in sales of elemental bromine and bromine-based flame retardants, mainly as a result of the strike and from sale of non-core businesses in the ICL Performance Products segment. This decrease was partly offset by an increase in the quantities sold and selling price of the green phosphoric acid sold in India. There was a decline in sales in Europe mainly due to sale of non-core businesses in ICL Performance Products segment, devaluation of the euro and the British pound against the U.S. dollar, a decline in the quantities sold of phosphorous-based flame retardants and elemental bromine. This decline was partly offset by the first-time consolidation of companies acquired and from an increase in the quantities of green phosphorous acid sold. In addition, there was a decline in sales in North America, mainly due to a decrease in the quantities and price of the potash sold, as a result of the strike at ICL Dead Sea and a decline in quantities sold of bromine-based flame retardants, bromine-based biocides and magnesium chloride. This decline was partly offset by an increase in sales of fire prevention and flame-retardant products in the ICL Performance Products segment.

Cost of sales

Cost of sales in the nine months ended on September 30, 2015 amounted to $2,708 million compared with $3,025 million in the corresponding period last year. The decrease derives primarily, from the impact of the change in currency exchange rates, in the amount of

 Israel Chemicals Limited Quarterly Report 40

approximately $232 million, mainly due to the devaluation of the euro, the shekel and the Brazilian real against the dollar, a decrease in costs resulting from divestitures of non-core businesses )net of costs from services in a subsidiary in Germany which is not part of the Company's core businesses and which is designated for sale) in the amount of approximately $142 million, the impact of the strike at ICL Dead Sea and at ICL Neot Hovav, in the amount of approximately $131 million, a decrease in the quantities produced and sold deriving from the impact of the fire in a fertilizers production facility in Israel, in the amount of approximately $24 million, and a drop in energy prices, in the amount of approximately $6 million. This decrease was partly offset by an increase in the quantities sold (excluding the impact of the strike), and including the first-time consolidation of companies acquired, in the amount of approximately $180 million, an increase in raw-material prices, in the amount of approximately $27 million, mainly as a result of the increase in sulfur prices, and at Specialty Fertilizers, an increase in the depreciation expenses, in the amount of approximately $13 million, mainly as a result of an increase in the depreciation expenses in ICL Rotem, due to a drop in the scope of the mining activities during the period of the strike in the corresponding period last year, together with an increase in the depreciation expenses, in the amount of approximately $3 million, due to acceleration of the depreciation of the facilities of ICL UK stemming from update of the potash reserves, a decline in value of inventories in magnesium, in the amount of approximately $4 million and increase in other operation expenses in the amount of approximately $17 million . The cost of sales in the corresponding period last year included the negative impact of the strike at ICL Rotem, in the amount of approximately $26 million.

Energy costs constituted approximately 6% of ICL's total operating costs in the period of the report. Energy costs in the period of the report decreased by approximately 18% compared with the corresponding period last year, mainly due to a decline in the quantities produced in Israel as a result of the strike at ICL Dead Sea and at ICL Neot Hovav.

Selling and marketing expenses

Selling and marketing expenses in the nine months ended on September 30, 2015 amounted to $472 million, compared with $645 million in the corresponding period last year.

The decrease in the expenses is attributable mainly to sale of non-core businesses, a decline in the quantities sold due to the strike at ICL Dead Sea and at ICL Neot Hovav, the impact of the change in the currency exchange rates and a decline in shipping costs.

Marine transportation expenses represent approximately 6% of ICL’s total operating costs during the nine months ended on September 30, 2015 – a decrease of approximately 26% compared with the corresponding period last year. This decrease is attributable to the decline in the shipping prices due to the drop in the oil and fuel prices and a decline in the total shipments as a result of the strike at ICL Dead Sea and at ICL Neot Hovav. The marine shipping prices were low during most of 2015, as a result of, among other things, a drop in oil prices that started in the second half of 2014. Nonetheless, the marine shipping prices increased slightly toward the end of the period and the average BDI index for the third quarter of 2015 was 974 points, an increase of 54% compared with the average BDI index for the second quarter of 2015 and an increase of 3% compared with its value in the third quarter of last year.

General and administrative expenses

General and administrative expenses in the nine months ended on September 30, 2015 amounted to $237 million, compared with $226 million in the corresponding period last year. The increase in the general and administrative expenses stems mainly from expenses in connection with implementation of the Company's strategy, including consulting costs relating to acquisition of the phosphate activities in China, which was completed subsequent to the date of the report, and an increase in the expenses with respect to the equity compensation plans.

 Israel Chemicals Limited Quarterly Report 41

Research and development expenses

Research and development expenses in the nine months ended on September 30, 2015 amounted to $57 million, a decrease of $10 million compared with the corresponding period last year.

The decrease stems, mainly, from to a decline in activities as a result of the strike at ICL Dead Sea and at ICL Neot Hovav.

Other income and other expenses, net

Other income, net, in the nine months ended on September 30, 2015 amounted to $115 million. The other income includes mainly gains from sale of non-core businesses, in the amount of $223 million, and income from first time consolidation, in the amount of $7 million, as a result of acquisition of the entire holdings in Allana Potash in June 2015. On the other hand, this income was partly offset by expenses, including a decline in the value of assets located in Germany, in the amount of $34 million, a provision for early retirement in Bromine as a result of the efficiency plan, in the amount of $42 million, a provision in respect of system-wide electricity costs in Israel, relating to prior periods (June 2013 to December 2014), in the amount of $12 million, an expense relating to the strike damage caused to external contractors, in the amount of $8 million, an update of the provision for arbitration relating to royalties on downstream products in respect of prior years, in the amount of $5 million, and a provision for legal claims, in the amount of $8 million.

In addition, the Company included net expenses in respect of a decline in value of the property, plant and equipment that was damaged as a result of the fire that occurred in the second quarter of 2015 in a fertilizers production facility in Israel, in the amount of $10 million, net of insurance proceeds relating to lost sales, in the amount of $7 million.

In the corresponding period last year, the Company recognized a non-recurring expense, in the amount of $149 million (before interest and the related tax effect) relating to prior periods due to an arbitration decision with respect to royalties relating to downstream products.

Financing expenses, net

The net financing expenses in the nine months ended on September 30, 2015 amounted to $79 million, compared with net financing expenses of $91 million in the corresponding period last year – a decrease of $12 million. The financing expenses in the corresponding period last year included non-recurring expenses, in the amount of $32 million, mainly in connection with the royalties' arbitration decision. After eliminating non-recurring expenses, the financing expenses last year amounted to $59 million. The increase in the financing expenses after elimination of non-recurring expenses stems mostly from an increase in the net interest expenses, in the amount of $20 million, expenses in respect of the impact of exchange rate differences on the provisions for employee benefits, in the amount of $22 million, due to a devaluation of the shekel against the dollar, at the rate of about 0.9%, compared with a devaluation of about 6.5% in the corresponding period last year. On the other hand, this increase was offset by an increase in capitalization of the credit costs, in the amount of $12 million, and a decline in the interest expenses relating to provisions for employee benefits, in the amount of $10 million.

Tax expenses

The tax expenses in the nine months ended on September 30, 2015 amounted to $139 million, compared with tax expenses of $130 million in the corresponding period last year. The tax rate on the pre-tax income is 25%, similar to the prior year.

 Israel Chemicals Limited Quarterly Report 42

Adjustments to reported operating and net income

	7-9/2015	7-9/2014	1-9/2015	1-9/2014	2014
Operating income reported GAAP figures	197	262	619	583	758
Impact of employee strike	17	-	265	24	17
Capital gain from divestitures of non-core businesses	-	-	(223)	-	-
Impairment of assets in U.S and Europe	-	-	34	-	71
Early retirement provision	-	-	42	-	-
Income from entry into consolidation	-	-	(7)	-	(36)
Provision in respect of prior periods resulting from an arbitration decision	5	-	5	149	149
Fire in a fertilizers production facility in Israel	2	-	12	-	-
Retroactive electricity charges	16	-	12	-	-
Provision for legal claims	5	-	8	-	-
Other	-	-	-	1	1
Total adjusted operating income	242	262	767	757	960
Financing expenses, equity in results of investees and taxes, including the tax impact of the adjustments (1)	88	83	244	176	265
Total adjusted net income	154	179	523	581	695

(1)	Includes financing expenses in respect of a provision for arbitration in respect of prior periods that were recorded in 2014.

We disclose in this report financial measures entitled Adjusted EBITDA, Adjusted operating income and Adjusted net income attributable to the Company's shareholders. We use Adjusted EBITDA, Adjusted operating income and adjusted net income attributable to the Company's shareholders to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as the net income to Company shareholders plus depreciation and amortization plus financing expenses, net, and taxes on income and plus certain items as presented in the reconciliation table which were adjusted for the operating income and net income attributable to the Company's shareholders. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities, equipment and intangible assets (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. Adjusted EBITDA is a non-IFRS measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted EBITDA, as presented in this report by the Company, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

 Israel Chemicals Limited Quarterly Report 43

Operating Segments – ICL Fertilizers

Significant highlights:

•	During October 2015, ICL completed the establishment of a joint venture with Yunnan Phosphate Chemicals Group, the leading phosphate manufacturer in China. The joint venture ("YPH JV"), which includes a world-scale phosphate rock mine that produces about 2.5 million tonnes of phosphate rock per year along with extensive activities in the phosphate sector, is expected to be a leading player in the Chinese phosphate market. The joint manufacturing platform is at a global level and it includes activities running the full length of the value chain – from sale of phosphate rock, bulk production of fertilizers and up to phosphate-based specialty products for applications in the food market and the market for complex materials.

Production capability (thousands of tonnes)	YPH JV	Total ICL*	Change %
Phosphate Rock	2,500	6,500	63
Commodity Fertilizers	850	2,700	45
Specialty Fertilizers	115	895	15
Phosphoric Acid	700	1,300	117
Purified Phosphoric Acid	60	290	26
- Incl. Expansion Plans	160	410	64

* Including 100% of the JV's production capability.

Business environment

The business environment was impacted by several macro-economic aspects, as follows: (1) a decline in economic growth and the stock market crisis in China; (2) a drop in oil prices; (3) a weakening of commodity prices (including agricultural commodities); (4) a weakening of currencies of emerging markets against the dollar (mainly Brazil, India, China and countries in Southeast Asia); (5) slower growth in developing markets, such as Russia, Brazil and southeastern Asia; and (6) high government debt, mainly in European countries. On the other hand, a certain economic recovery has started in the important markets of the United States and Germany.

Based on data of the U.S. Department of Agriculture published on November 10, 2015, the grains' stock to use ratio is expected to be about 22.9% for the 2015/2016 agricultural year, similar to 22.8% in the 2014/2015 agricultural year.

Potash imports into China in the first nine months of 2015, reached 6.1 million tonnes, an increase of about 9% compared with the corresponding period last year.

Potash imports into India in the first nine months of 2015 amounted to about 3.3 million tonnes, an increase of approximately 7.7% compared with the corresponding period last year.

On the other hand, potash imports into Brazil in the first nine months of 2015 amounted to approximately 6.5 million tonnes, a decrease of approximately 8% compared with the corresponding period last year. The decrease is attributed mainly to the decrease in the prices of

 Israel Chemicals Limited Quarterly Report 44

agricultural commodities and to the impact of the devaluation of the Brazilian currency along with limited availability of credit to farmers.

We estimate that global potash shipments in 2015 will decline compared with 2014, mainly due to lower demand in North America and Brazil. Moreover, in India and China a slowdown in imports was recorded towards the end of the third quarter and it is expected to continue in the fourth quarter. In China, the main reason for the decline is due to imposition of VAT at the rate of 13%, which led to an increase in potash prices and created uncertainty. In India the slowdown stems from a devaluation of the local currency and a decrease in consumption due to the shortfall in the Monsoon rains. The slowdown in potash demand globally triggered a downward trend in potash prices, and recently a number of leading producers announced that they will cut back the level of production.

Global demand for phosphate fertilizers decreased during the third quarter of the 2015 mainly due to lower demand in India, the world’s largest phosphate importer, as a result of devaluation of the rupee against the dollar, the high level of inventories and lower than average Monsoon rains. Lower demand was recorded in Brazil as well. Imports of phosphates into Brazil in the first nine months of the year fell by 8% to 2.2 million tonnes (in P2O5 terms). Phosphate prices decreased moderately due to the low demand and an increase in exports from China. Recently, there has been an increase in demand in the United States, as the fall season fertilizer application approaches. Imposition of VAT at the rate of 13% had an adverse impact on the local demand for phosphate fertilizers in China, however, recently there has been increased interest in anticipation of the fall season fertilizer application.

The results of ICL Specialty Fertilizers were unfavorably impacted by an increase in the level of competition with respect to a number of main markets and products, a weakening of the sale currencies and the economic situation in Eastern Europe and Greece.

ICL UK

During the third quarter of 2015 the Company made a re-examination of its estimates with respect to the economic viability of the potash reserves in the mine in the United Kingdom, which resulted in a reduction in the ore reserves from 16.9 million tonnes of ore in December 2014 to 7.5 million tonnes as at September 30, 2015.  These reserve estimates were calculated using the same assumptions (including cut-off grade and average market price) that were used in presenting reserves in the Form 20-F for 2014 as described under Item 4.D “Property, Plant and Equipment—Reserves.” This change is the result of depletion due to continuing mining activities, changes in geological interpretation and no new conversion of resources to reserves from ongoing exploration activities. In light of the updated reserve estimates and assuming annual potash production capacity of about 600 thousand tonnes and no conversion of resources into reserves, the potash production activities in the United Kingdom are expected to conclude in 2018.

In the Company’s mine in the United Kingdom, there are vast resources for the purpose of increased production of polysulphate (a mineral used in its natural form as a fertilizer for agriculture, a fertilizer for organic agriculture and a raw material for production of specialty fertilizers), the sale of which in commercial quantities began in 2012. The Company plans to improve the production capabilities and sales to the level of one million tonnes by 2020.

 Israel Chemicals Limited Quarterly Report 45

Set forth below is an estimate for our United Kingdom mining operations (which are wholly owned by us) of the potash reserves and the average percentage of the KCI quality, updated as at September 30, 2015:

Classification of Reserve	Millions of metric tonnes	Average Quality (KCI %)

Proven	6	34
Probable	2	35
Total proven and probable	8	34

As a result of that stated above, the Company accelerated the depreciation of the facilities of ICL U.K used for the production of potash, and accordingly, the depreciation expenses will increase in the second half of 2015 by $6 million.

The Company intends to implement various strategies to optimize its ICL U.K facilities in light of the shorter reserve life and the goal to increase polysulphate production.

In light of that stated above, the Company commenced a process of implementation of an efficiency plan whereby it is taking action to reduce the number of employees. The impact on the financial statements of reducing the number of employees is not expected to be material.

Results of Operations

Below is a percentage breakdown of the segment's sales and operating income in the period of the report, by areas of operation (before setoffs of inter-segment sales):

	7-9/2015		7-9/2014		1-9/2015		1-9/2014		2014
	$ millions	% of Sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*	$ millions	% of sales*

Sales
Potash	387	-	450	-	1,002	-	1,386	-	1,816	-
Fertilizers and phosphate	380	-	424	-	1,262	-	1,293	-	1,678	-

Operating income
Potash	114	29	131	29	217	22	408	29	536	30
Fertilizers and phosphate	31	8	37	9	115	9	88	7	133	8

Adjusted operating income
Potash	135	35	131	29	418	-	416	-	544	-
Fertilizers and phosphate	39	-	37	-	131	-	104	-	141	-

*Percentage of the total sales by areas of operation.

 Israel Chemicals Limited Quarterly Report 46

Potash – Production and Sales

Thousands of Tonnes	7-9/2015	7-9/2014	1-9/2015	1-9/2014	2014
Production	1,318	1,305	2,735	3,825	5,143
Sales to external customers	1,126	1,234	2,843	3,884	5,034
Sales to internal customers	76	84	219	253	321
Total sales (including internal sales)	1,202	1,318	3,062	4,137	5,355
Closing inventory	587	814	587	814	914

Potash – Average Selling Price

	7-9/2015	7-9/2014	1-9/2015	1-9/2014	2014
Average potash selling price - FOB	283	302	287	291	293

Fertilizers and Phosphates – Production and Sales

Thousands of Tonnes	7-9/2015	7-9/2014	1-9/2015	1-9/2014	2014
Phosphate rock
Production of rock	964	975	2,898	2,486	3,357
Sales *	301	194	836	666	920
Phosphate rock used for internal purposes	813	744	2,420	1,683	2,398
Fertilizers
Production	352	447	1,174	1,199	1,590
Sales *	372	440	1,261	1,342	1,695

* To external customers.

Results of operations for the period July-September 2015

Potash

Sales

Sales in this segment include sales of potash from Israel, Spain ("ICL Iberia") and the United Kingdom ("ICL UK").

The decrease in sales in the third quarter of 2015, compared with the corresponding period last year, is mainly the result of a decrease in the quantities sold, in the amount of approximately $38 million, the impact of the change in currency exchange rates, in the amount of approximately $18 million, mainly due to a devaluation of the exchange rate of the euro and the pound against the dollar, and from a decline in selling prices, which led to a decrease in sales, in the amount of approximately $7 million.

 Israel Chemicals Limited Quarterly Report 47

The quantity of potash sold to external customers in the third quarter of 2015, was approximately 108 thousand tonnes lower than in the corresponding period last year, mainly due to a decrease in the quantities sold in the United States and in India. Production of potash in the third quarter of 2015 was approximately 13 thousand tonnes higher than in the corresponding period last year, due to an increase in production in the United Kingdom.

Operating Income

The operating income in the third quarter of 2015 was impacted by a decrease in quantities sold, in the amount of approximately $38 million, an expense relating to the strike damage caused to external contractors, in the amount of approximately $8 million, a decline in selling prices, in the amount of approximately $7 million, a provision for system-wide electricity costs in Israel relating to prior periods (June 2013 through June 2015) in the amount of approximately $5 million, update of the provision for arbitration with respect to royalties relating to downstream products in respect of prior years, in the amount of approximately $5 million, an increase in expenses in connection with update and implementation of the Company's strategy and additional processes, in the amount of approximately $4 million, a provision for a legal claim, in the amount of approximately $3 million, and from acceleration of the depreciation of the facilities of ICL UK as a result of update of the potash reserves, in the amount of approximately $3 million. This decrease was partly offset by a decrease in the cost of sales due to, among other things a decline in the quantities sold, in the amount of approximately $21 million, a decrease in shipping expenses, in the amount of approximately $12 million, due to a drop in the quantities sold and a decrease in shipping prices, the impact of the changes in the currency exchange rates, in the amount of approximately $7 million, a decrease in energy costs, in the amount of approximately $2 million, and a decline in other operating expenses, in the amount of approximately $14 million, due to, among other things, retirement of employees, a decline in the maintenance expenses and a decrease in the royalties expenses as a result of a drop in the quantities sold.

Fertilizers and Phosphates

Sales

The decrease in sales in the third quarter of 2015 is attributable to a decrease in quantities sold, mainly as a result of the fire in a fertilizers production facility in Israel, offset by the first-time consolidation of companies acquired, in the amount of approximately $38 million, and as a result of a change in the currency exchange rates, in the amount of approximately $22 million (mainly as a result of the devaluation of the euro against the dollar). On the other hand, this decrease was partly offset by an increase in selling prices of phosphate fertilizers, which led to an increase in sales, in the amount of approximately $16 million.

Operating Income

The decrease in operating income in the third quarter of 2015 derives from lower sales quantities, mainly as a result of the fire in a fertilizers production facility in Israel, in the amount of approximately $9 million, a decrease in the quantities sold, net of the first time consolidation of the financial statements of companies acquired, in the amount of approximately $5 million, a provision for system-wide electricity costs in Israel relating to prior periods (June 2013 through June 2015) in the amount of approximately $6 million, an increase in raw-material prices, in the amount of approximately $5 million (mainly at ICL Specialty Fertilizers), and an increase in expenses in connection with update and implementation of the Company's strategy and additional processes, in the amount of approximately $4 million. On the other hand, this decrease was partly offset by an increase in selling prices, in the amount of approximately $16 million, and insurance proceeds in respect of a fire in a fertilizers production facility in Israel, in the amount of approximately $7 million.

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Production and Sales

The quantity of the fertilizers sold in the third quarter of 2015, is lower than in the corresponding period last year, mainly due to a decrease in the quantities sold in Brazil. Manufacture of phosphate fertilizers and production of phosphate rock, in the third quarter of 2015 were about 95 thousand tonnes and about 11 thousand tonnes lower, respectively, compared with the corresponding period last year, as a result of the fire in the fertilizers production facility in Israel that occurred during the second quarter of 2015.

Results of operations for the period January-September 2015

Potash

Sales

The decrease in sales in the nine months ended on September 30, 2015 is attributable mainly to the strike at ICL Dead Sea, which led to a decrease in sales, in the amount of approximately $315 million, the impact of the change in currency exchange rates, in the amount of approximately $72 million, mainly from a devaluation of the exchange rate of the euro and the British pound against the dollar, and a decrease in the quantities sold, in the amount of approximately $16 million, which does not derive from the strike. In contrast, there was an increase in the selling prices, which led to an increase in the sales, in the amount of approximately $19 million.

The quantity of potash sold to external customers in the nine months ended on September 30, 2015 was approximately 1,041 thousand tonnes lower than in the corresponding period last year, mainly due to the strike at ICL Dead Sea. Production of potash in the nine months ended on September 30, 2015 was approximately 1,090 thousand tonnes lower than in the corresponding period last year, due to a decrease in the production in Israel as a result of the strike, which was partly offset by an increase in production in the United Kingdom.

Operating Income

The operating income in the nine months ended on September 30, 2015 was impacted by the strike at ICL Dead Sea, in the amount of approximately $193 million, a decrease in the quantities sold, in the amount of approximately $16 million, an increase in expenses in connection with update and implementation of the Company's strategy and additional processes, in the amount of approximately $17 million, a provision for system-wide electricity costs in Israel relating to prior periods (June 2013 through December 2014), in the amount of approximately $4 million, update of the provision for arbitration with respect to royalties relating to downstream products in respect of prior years, in the amount of approximately $5 million, a provision for a legal claim, in the amount of approximately $6 million, acceleration of the depreciation of the facilities of ICL UK as a result of potash reserve update, in the amount of approximately $3 million, and an increase in other operating expenses, in the amount of approximately  $11 million. This decrease was partly offset by an increase in the selling prices of potash, in the amount of approximately $19 million, a decline in cost of sales, among other things, as a result of the quantities sold, in the amount of approximately $11 million, the impact of the changes in the exchange rates, in the amount of approximately $9 million, a decrease in the shipping expenses, in the amount of approximately $10 million, due to a decline in the shipping prices, and income from the first time consolidation of Allana Potash, in the amount of approximately $7 million. The operating income in the corresponding period last year was impacted by a provision for arbitration with reference to royalties relating to prior years, in the amount of approximately $8 million.

 Israel Chemicals Limited Quarterly Report 49

Fertilizers and Phosphates

Sales

The decrease in sales in the nine months ended on September 30, 2015 stems from the impact of the change in the currency exchange rates, in the amount of approximately $111 million (mainly as a result of devaluation of the exchange rate of the euro against the dollar), and a decline in the sales as a result of the impact of the fire in a fertilizers production facility in Israel, in the amount of approximately $33 million. On the other hand, this decrease was partly offset by an increase in the selling prices of phosphate fertilizers, which gave rise to an increase in sales, in the amount of approximately $41 million, and an increase in the quantities sold, including the first-time consolidation of companies acquired, which led to an increase in sales, in the amount of approximately $72 million.

Operating Income

The increase in operating income in the nine months ended on September 30, 2015 derives mainly from an increase in the quantities sold, including the first-time consolidation of the financial statements of companies acquired, in the amount of approximately $72 million, an increase in the selling prices, in the amount of approximately $41 million, the impact of the change in the currency exchange rates, in the amount of approximately $11 million, and a decline in shipping expenses due to a decrease in the shipping prices, in the amount of approximately $13 million. On the other hand, this increase was partly offset by an increase in the cost of sales, as a result of an increase in the quantities produced and sold, in the amount of approximately $60 million, an increase in the prices of raw materials, in the amount of approximately $21 million, deriving mainly from an increase in sulfur prices at ICL Specialty Fertilizers, an increase in expenses in connection with the update and implementation of the Company's strategy and additional processes, in the amount of approximately $12 million, an increase in the depreciation expenses, in the amount of approximately $11 million, mainly as a result of a decline in the scope of the mining during the period of the strike at ICL Rotem in the corresponding period last year, a provision for system-wide electricity costs in Israel relating to prior periods (June 2013 through December 2014), in the amount of approximately $4 million, and an increase in the other operating expenses, in the amount of approximately $6 million.

In addition, operating income was impacted by expenses in respect of a fire that occurred in a fertilizers production facility in Israel, including decline in value of the property, plant and equipment that was damaged, in the amount of $10 million, a decline in operating income, in the amount of approximately $9 million, as a result of a decrease in the quantities of produced and sold, net of insurance proceeds, in the amount of $7 million, relating to lost sales.

The operating income in the corresponding period last year was impacted by the strike at ICL Rotem, in the amount of approximately $16 million.

Production and Sales

The quantity of the fertilizers sold in the nine months ended on September 30, 2015 is lower than in the corresponding period last year, mainly due to a decrease in the sales to Brazil.

Production of phosphate fertilizers, in the nine months ended on September 30, 2015, was about 25 thousand tonnes lower than in the corresponding period last year as a result of the fire in the fertilizers production facility in Israel that took place in the second quarter of 2015.

Production of phosphate rock, in the nine months ended on September 30, 2015, was about 412 thousand tonnes higher than in the corresponding period last year, as a result of an increase in production at the rock production facilities.

 Israel Chemicals Limited Quarterly Report 50

Operating Segments – ICL Industrials Products

Significant highlights:

•	During the third quarter of 2015, there was an increase in bromine prices in the Chinese market as a result of, among other things, reduced imports and stricter hazardous materials handling regulation by the Chinese authorities following the Tianjin explosion. The Company is continuing to sell elemental bromine and Hydrobromic Acid at the higher prices it had announced in November 2014. Bromine compounds prices in Asia increased as a result of the increase in bromine prices.

•	There has been an increase in demand for FR122P – the new polymer flame retardant used in insulation materials in the construction sector which is replacing HBCD. During the third quarter of 2015, Albemarle and ICL decided to terminate their agreement for establishment of a joint venture. Nevertheless, the parties intend to discuss a long-term supply arrangement pursuant to which ICL will supply to Albemarle this polymeric flame retardant.

Business environment

During the third quarter of 2015, a trend of declining demand for bromine-based flame retardants for the printed circuit boards market was discernable, compared with 2014, this being in light of the economic situation in China and postponement of purchasing as a result of a fall in the BPA (Bisphenol A) prices at a time when the TBBA prices remained relatively stable at elevated level. In addition, the demand in the television market weakened due to the general economic conditions and inventory destocking along the supply chain. In addition, there was a decrease in demand for other bromine-based products as a result of the weakening of the demand in the Agrochemicals markets and strong competition in the polyester fibers industry. During the quarter, there was relatively high demand for clear brine fluids for oil drilling despite the drop in the worldwide oil prices, in light of demand in Africa, South America and the Gulf of Mexico, as opposed to a slowdown in the North Sea area. In addition, growth was recorded in the sales of bromine compounds for mercury emission control (Merquel), while the demand for flame retardants in the market of connectors for electricity and vehicles remained stable.

The prices of elemental bromine in China increased in the third quarter of 2015, compared with the corresponding period last year. The prices of elemental bromine in the United States and Europe continued to be characterized by relative stability.

Sales of phosphorous-based flame retardants were unfavorably impacted by the weakening of the euro against the dollar and as a result of an increase in competition from Chinese manufacturers.

In the nine months ended on September 30, 2015, there was a decline in demand for bromine based biocides used for oil and gas drillings due to a decrease in drilling activities in North America as a result of the fall in oil and gas prices. On the other hand, a new regulation in Europe requires manufacturers to register and confirm biocide products, and thus removes competitors from the market that did not take action and invest in execution of the said registration process, which creates a business opportunity.

 Israel Chemicals Limited Quarterly Report 51

Results of Operations

	7-9/2015			7-9/2014			1-9/2015			1-9/2014			2014
	$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales

Sales*	282	20	**	328	21	**	812	20	**	1,024	22	**	1,337	22	**
Operating income (loss)	28	-		36	11	***	(3)	-		(43)	-		(62)	-
Adjusted operating income	36	-		36	11	***	99	-		98	10	***	128	10	***

* Including revenue from inter-segment sales.

** Percentage of the Company's total sales.

*** Percentage of the segment's total sales.

Results of operations for the period July-September 2015

Sales

Sales of the ICL Industrial Products segment in the third quarter of 2015 were $282 million – a decrease of $46 million compared with the corresponding period last year. This decrease is attributable mainly to a decrease in the quantities sold, mainly of bromine-based flame retardants, in the amount of approximately $25 million, the impact of the strike at ICL Neot Hovav and ICL Dead Sea, which decreased sales by approximately $19 million, and the impact of the currency exchange rates, in the amount of approximately $11 million. This decrease was partly offset by an increase in the selling prices of the bromine-based flame retardants and elemental bromine, in the amount of approximately $9 million.

Operating income

The operating income in the third quarter of 2015 amounted to $28 million, compared with operating income of $36 million in the corresponding period last year.

The adjusted operating income in the third quarter of 2015, after eliminating non-recurring items, amounted to $36 million, the same as the corresponding period last year.

The results of the third quarter of 2015 were impacted by the strike at ICL Neot Hovav and at ICL Dead Sea, in the amount of approximately $6 million and from a provision for a legal claim, in the amount of approximately $2 million.

The adjusted operating income in the third quarter of 2015, was favorably impacted, mainly by an increase in selling prices, in the amount of approximately $9 million, mainly of bromine-based products, a decrease in the energy and raw-material prices, in the amount of approximately $2 million. On the other hand, the mix of the products sold and the decline in the quantities produced and sold, in the amount of approximately $11 million, offset these impacts in full.

 Israel Chemicals Limited Quarterly Report 52

Results of operations for the period January-September 2015

Sales

Sales of the ICL Industrial Products segment in the nine months ended on September 30, 2015 were $812 million – a decrease of $212 million compared with the corresponding period last year. The impact of the strike at ICL Neot Hovav and ICL Dead Sea decreased sales by approximately $112 million, in addition to the decrease in the quantities sold, in the amount of approximately $74 million, mainly of flame retardants and elemental bromine, which do not derive from the strike, and the impact of currency exchange rates, in the amount of approximately $36 million. This decrease was partly offset by an increase in selling prices, which contributed approximately $10 million, mainly of elemental bromine.

Operating income (loss)

The operating loss in the nine months ended on September 30, 2015 totaled $3 million, compared with an operating loss of $43 million in the corresponding period last year.

The adjusted operating income in the nine months ended on September 30, 2015, which includes elimination of non-recurring impacts, amounted to approximately $99 million, as compared with the adjusted operating income of $98 million in the corresponding period last year.

The operating loss in the nine months ended on September 30, 2015 was impacted by the strike at ICL Neot Hovav and ICL Dead Sea, in the amount of approximately $58 million, a provision for early retirement, in the amount of $42 million, and a provision for a legal claim, in the amount of approximately $2 million. The operating loss in the corresponding period last year was impacted by a provision for arbitration in respect of royalties relating to prior periods, in the amount of $141 million.

The adjusted operating income in the nine months ended on September 30, 2015 was favorably impacted, mainly due to an increase in the selling prices, in the amount of $10 million, primarily of bromine-based products, a decline in the shipping, energy and raw-material prices, in the amount of approximately $5 million, the impact of the currency exchange rates, in the amount of approximately $1 million, and a decrease in the other operating expenses, in the amount of approximately $11 million. On the other hand, the mix of the products sold and the decline in the quantities produced and sold, in the amount of approximately $19 million, and the increase in expenses relating to update and implementation of the Company's strategy and additional processes, in the amount of approximately $7 million, offset these impacts.

 Israel Chemicals Limited Quarterly Report 53

Operating Segments - ICL Performance Products

Significant highlights:

•	Historically high wildfire activity in the northwestern United States and Canada.

•	Weakening of the euro against the USD negatively impacted the segment's sales.

Business environment

Sales of ICL Food Specialties in the third quarter of 2015 were favorably impacted by the integration of Prolactal, partly offset by lower sales in Eastern Europe, the financial crisis in Russia which resulted in the ruble depreciation and weaker sales in North America as large food companies experienced slower sales as consumer preferences and the market becomes more diversified. ICL Food Specialties strategy is targeted at meeting consumer demand for healthier food with higher protein content while maintaining favorable texture and stability. The 2015 acquisition of Prolactal which expanded the company’s protein ingredient portfolio contributed to Food Specialties growth.

Demand for ICL’s Advanced Additives remained relatively stable in the third quarter of 2015. The U.S phosphoric acid market continues to experience competitive price pressure from increased imports from China. The upcoming ban of using STPP in Automatic Dishwasher detergents in Europe has resulted in reformulations and STPP volume decline. Sales of phosphoric acid were favorably impacted by the contribution of Fosbrasil which was acquired at the end of 2014.

The P2S5 business declined from prior year primarily due to lower volume as a result of maintenance shutdowns in Europe (which are expected to impact North America in the fourth quarter) and a generally weaker market.

Demand for forest fire prevention products significantly increased due to historically high wild fire activity in the northwestern United States and Canada during the third quarter, as well as significant increase in customers' tanker capacity in the U.S.

Divestitures of non-core businesses in the first nine months of 2015 contributed $197 million to the income.

The weakening euro against the dollar had a negative impact on sales in the period of the report, which was mostly offset by a decline in the costs in dollar terms in Europe.

 Israel Chemicals Limited Quarterly Report 54

Results of Operations

	7-9/2015			7-9/2014			1-9/2015			1-9/2014			2014
	$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales		$ millions	% of sales

Sales*	419	30	**	451	29	**	1,147	29	**	1,251	27	**	1,614	26	**
Operating income	59	14	***	66	15	***	316	28	***	156	12	***	197	12	***
Adjusted operating income	59	14	***	66	15	***	127	11	***	163	13	***	192	12	***

* Including revenue from inter-segment sales.

** Percentage of the Company's total sales.

*** Percentage of the segment's total sales.

Results of operations for the period July-September 2015

Sales

The total sales in the third quarter of 2015, amounted to $419 million, a decrease of $32 million compared with the corresponding period last year. This decrease is mainly attributable to the sale of non-core businesses in the amount of approximately $84 million) net of revenue from services in a subsidiary in Germany which is not part of the Company’s core businesses and which is designated for sale), the impact of the changes in currency exchange rates, in the amount of approximately $22 million, mainly from the devaluation of the euro and the Brazilian real against the dollar and a decline in selling prices, in the amount of approximately $5 million. On the other hand, there was an increase in the quantities sold, including the first-time consolidation of companies acquired, in the amount of approximately $79 million.

Operating income

The operating income in the third quarter of 2015, amounted to $59 million, a decrease of $7 million, compared with the corresponding period last year. The decline in the operating income in the third quarter of 2015 stems mainly from the sale of non-core businesses, in the amount of $11 million, a decline in selling prices, in the amount of approximately $5 million, an increase in the shipping expenses, in the amount of approximately $3 million, due to an increase in the quantities sold, and an increase in operating expenses in connection with update and implementation of the Company’s strategic plan and additional processes, in the amount of approximately $2 million. On the other hand, there was an increase in the quantities sold, as stated above, which led to an increase in the operating income in the amount of approximately $10 million, and a decline in the raw-material and energy prices, in the amount of approximately $4 million.

Results of operations for the period January-September 2015

Sales

The total sales in the nine months ended on September 30, 2015 amounted to $1,147 million, a decrease of $104 million compared with the corresponding period last year. This decrease stems from a decline in the quantities sold, as a result of sale of non-core businesses (net of revenue from services in a subsidiary in Germany which is not part of the Company’s core businesses and which is designated for sale), in the amount of approximately $247 million, the impact of the changes in currency exchange rates, in the amount of approximately $94 million, mainly from the devaluation of the euro against the dollar and a decline in the selling prices, in the amount of

 Israel Chemicals Limited Quarterly Report 55

approximately $8 million. On the other hand, there was an increase in the quantities sold, mainly due to the first-time consolidation of companies acquired, in the amount of approximately $245 million.

Operating income

The segment's operating income in the nine months ended on September 30, 2015 amounted to $316 million, an increase of $160 million compared with the corresponding period last year. The operating income after adjusting non-recurring items in the period of the report, amounted to $127 million, compared with operating income of $163 million, in the corresponding period last year. The rate of the adjusted operating income from the sales amounted to11%, compared with 13% in the corresponding period last year.

The increase in the operating income in the nine months ended on September 30, 2015, stems mainly from income from sale of non-core businesses, in the amount of approximately $223 million, an increase in the quantities sold, as stated above, in the amount of approximately $14 million, and a decline in the raw-material and energy prices, in the amount of approximately $7 million. On the other hand, there was a decline stemming mainly from the sale of non-core businesses, in the amount of $27 million, the impact of the changes in the currency exchange rates, in the amount of approximately $10 million, a decrease in the selling prices, in the amount of approximately $8 million, an increase in the shipping expenses, in the amount of approximately $3 million, as a result of an increase in the quantities sold, an increase in operating expenses in connection with update and implementation of the Company’s strategic plan and additional processes, in the amount of approximately $8 million, a decline in the value of assets in Germany, in the amount of approximately $34 million, and an increase in other operating expenses, in the amount of approximately $4 million.

The operating income in the corresponding period last year was impacted by the strike at ICL Rotem, in the amount of approximately $10 million.

 Israel Chemicals Limited Quarterly Report 56

Liquidity and Capital Resources

Source and uses of cash

The following table sets forth our cash flows for the periods indicated:

	For the three-month period ended		For the nine-month period ended		For the year ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	December 31, 2014
	$ millions	$ millions	$ millions	$ millions	$ millions
Net cash provided by operating activities	124	295	515	583	893
Net cash used in investing activities	(161)	(241)	(229)	(748)	(996)
Net cash provided by (used in) financing activities	28	(32)	(195)	177	70

Set forth below are the highlights of the changes in the cash flows in the third quarter of 2015, compared with the corresponding period last year:

Net cash provided by operating activities:

In the third quarter of 2015, the cash flows provided by operating activities decreased compared with the corresponding period last year by approximately $171 million. This decrease stems from the decline in income, an increase in the working capital, the impact of the strike, payment of royalties relating to prior periods and payments relating to retirement of employees.

Net cash used in investing activities:

In the third quarter of 2015, the cash flows used in investing activities decreased compared with the corresponding period last year, by approximately $80 million. This decrease is attributable mainly to a decline of $42 million in the investments in property, plant and equipment, a decrease in investments and short-term deposits, in the amount of approximately $18 million, and business combinations made in the corresponding period last year, in the amount of approximately $16 million.

Net cash provided by (used in) financing activities:

In the third quarter of 2015, there was an increase of approximately $60 million in the cash flows provided by financing activities compared with the corresponding period last year. This increase derives mainly from utilization of short-term and long-term credit, in the amount of approximately $66 million.

 Israel Chemicals Limited Quarterly Report 57

Debt Movement

As at September 30, 2015, the net financial liabilities of ICL amounted to $2,668 million, an increase of $9 million compared with the balance at the end of 2014.

ICL's sources of financing are short-term and long-term bank loans, mostly from international banks and Israeli institutions, debentures and securitization of customer receivables, whereby some of the Group companies sell customer receivables in return for provision of a credit facility. The total amount of the securitization framework and credit facility deriving therefrom amounts to $405 million (for additional information regarding the new securitization framework – see Note 6 to the consolidated financial statements). As at September 30, 2015, ICL had used $316 million of the securitization facility.

ICL also has long-term credit facilities of $1,740 million and € 127 million, of which $878 million has not been used as of September 30, 2015.

Subsequent to the date of the financial statements, the Company increased its long term debt to fund the payment of its share of the YPH J.V. as well as consolidating the J.V.’s debt, in the total amount of approximately $400 million.

On October 29, 2015, Standard & Poor's Ratings Services revised its rating outlook of the Company’s credit, which is rated BBB (together with the rating of the debentures) from stable to negative.

Critical Accounting Estimates

There have been no material changes to our critical accounting estimate policies in the nine-month period ended on September 30, 2015.

Other Arrangements

Agreement with AkzoNobel:

In April 2015, AkzoNobel (AkzoNobel Industrial Chemicals) and ICL Iberia signed an agreement for production and marketing of high-quality vacuum salt. The production will be performed by ICL while the marketing will be performed by AkzoNobel, in the amount of 1.5 million tonnes per year. An additional 50 thousand tonnes per year of white potash will be produced and marketed by ICL.

High purity vacuum salt is used in a variety of applications by the chemicals industry, as well as the food and feed industries, and also for water treatment applications. The vacuum salt will be produced by ICL Iberia and sold by AkzoNobel Industrial Chemicals by way of an off-take agreement for acquisition of the partnership's products.

 Israel Chemicals Limited Quarterly Report 58

Other Arrangements (Cont'd)

According to the agreement, ICL will finance and construct two production plants at its mining facility located in Suria in Catalonia, Spain. Each plant will have a production a capacity of 750 thousand tonnes of vacuum salt per year. Construction of the first plant is scheduled to be completed in 2015 and the second plant is supposed to be ready in 2017. Construction of the plants, with a capital investment of €175 million, is included in ICL's previously announced investment as part of the "Phoenix" project, for developing and increasing ICL’s production capacity at ICL Iberia in Spain.

Potassium Nitrate Plant

The Company is examining options to build or to buy a potassium nitrate production plant to enable an increase in the production of soluble fertilizers and food-grade phosphoric acid. The Company’s examination is in line with its ‘Next Step Forward’ growth strategy to meet anticipated increased need for soluble specialty fertilizers, as well as for food-grade phosphoric acid. Potassium nitrate is a major component in liquid and water soluble fertilizers, as well as in several other industrial applications.

Risk Factors

In the nine-month period ended on September 30, 2015, there were no material changes in the risk factors previously disclosed in our annual report on Form 20-F for the year ended December 31, 2014. Nonetheless, further to that stated in the annual financial statements (Form 20-F), on August 6, 2015, the Government of Israel adopted the conclusions of the Sheshinski Committee for determination of the State's share in national natural resources (the Sheshinski 2 Committee) as part of the State’s budget Law, along with authorization of several government officials, to make agreed changes in the conclusions prior to the proposed draft legislation being placed before the Knesset. Concurrently, the Knesset’s Finance Committee commenced discussion of the proposed draft legislation, and on November 8, 2015, it voted in favor of its approval. The proposed draft legislation still requires approval by the plenary Knesset. There is no certainty that the Knesset will approve the bill in the same form as approved by the Knesset Finance Committee. The Company estimates that the net impact of the recommendations on its annual profits, based on 2013 potash prices, is approximately $90 to $100 million.

Further to that stated in the Form 20-F for 2014, regarding the magnesium plant – on November 11, 2015, the Company’s Board of Directors decided to postpone for one year the decision with respect to the continued operation of the magnesium plant until final clarification of the tax effects, royalties, and cost of participation in the management services of the electricity system that are expected to be imposed on the plant.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our annual report on Form 20-F for the year ended December 31, 2014.

Legal Proceedings

We are subject to various litigation and other legal proceedings. For a discussion of this matter, see "Contingencies, Litigations and Other Matters" in Note 9 to the condensed consolidated interim financial statements included in this report.

 Israel Chemicals Limited Quarterly Report 59

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 12, 2015